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Exhibit 99.3

    Management's

    Discussion and

    Analysis

For the year ended December 31, 2020

(Prepared in accordance with International
Financial Reporting Standards)

AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") dated March 26, 2021 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020 that were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") (the "Annual Financial Statements"). The Annual Financial Statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos or European Union euros ("Euros" or "€"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2020 (the "AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") website at www.sec.gov.

NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian provincial securities laws and constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this MD&A include, but are not limited to, the following:

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  statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's future operations, including its employees and business;

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  the Company's outlook for 2021 and and future periods, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows;

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  statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;

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  estimated timing and conclusions of technical studies and evaluations;

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  the methods by which ore will be extracted or processed;

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  statements concerning the Company's expansion plans at Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom;

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  statements about the Company's plans at the Hope Bay mine;

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  statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

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  statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof;

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  estimates of future mineral reserves, mineral resources, mineral production and sales;

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  the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;

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  estimates of mineral reserves and mineral resources and and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

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  statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

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  statements regarding anticipated future exploration;

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  the anticipated timing of events with respect to the Company's mine sites;

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  statements regarding the sufficiency of the Company's cash resources;

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  statements regarding future activity with respect to the Company's unsecured revolving bank credit facility;

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  statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof.

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  anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

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  estimates of future costs and other liabilities for environmental remediation; and

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  statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company;

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions of Agnico Eagle upon which the forward-

looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that the duration or scope of the order by the Government of Quebec issued on March 23, 2020 to close all non-essential businesses in response to the COVID-19 outbreak is not extended or modified; that governments, the Company or others do not take measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business and that there are no other significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, Agnico Eagle and others to such pandemic or other issues, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's expectations; that production meets current expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

The forward-looking statements in this MD&A reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in "Risk Factors" in our most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise expressly stated, milestones set out in this MD&A have not been based on a technical report under NI 43-101 (as defined below).

Meaning of "including" and "such as": When used in this MD&A, the terms "including" and "such as" mean including and such as, without limitation.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

The mineral reserve and mineral resource estimates contained in this MD&A have been prepared in accordance with the CSA National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by SEC Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve and mineral resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. Under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms. Guide 7 will remain effective until all issuers are required to comply with the SEC Modernization Rules, at which time Guide 7 will be rescinded.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended the definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this management's discussion and analysis are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is or will ever be economically or legally mineable.

The mineral reserve and mineral resource data set out in this MD&A are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See "Mineral Reserves and Mineral Resources" in the AIF for additional information.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This MD&A discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne" "adjusted net income" and "operating margin" that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information presented in the Annual Financial Statements prepared in accordance with IFRS, and for an explanation of how management uses these measures, see Non-GAAP Financial Performance Measures in this MD&A.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices. Unless otherwise specified, all references to total cash costs per ounce in this MD&A are to total cash costs per ounce reported on a by-product basis.

All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. The Company's methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other gold mining companies that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future. Unless otherwise specified, all references to all-in sustaining costs per ounce in this MD&A are to all-in sustaining costs per ounce reported on a by-product basis.

Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments. Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results. Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Operating margin is calculated by adjusting net income (loss) as recorded in the consolidated financial statements for income and mining taxes expense, other expenses (income), foreign currency translation (gain) loss, impairment reversal (loss), environmental remediation, loss (gain) on derivative financial instruments, finance costs, general and administrative expenses, amortization of property, plant and mine development and exploration and corporate development expenses. The Company believes that operating margin is a useful measure that reflects the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with net income (loss) and other data prepared in accordance with IFRS.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices. The Company, from time to time, also provides information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. Such estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Unless otherwise indicated herein all references to total cash costs per ounce and all-in sustaining costs per ounce refer to such measures as calculated on a by-product basis. For information regarding these measures as calculated on a co-product basis, please see "Non-GAAP Financial Performance Measures".

Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

Executive Summary

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company's mines are located in Canada, Mexico and Finland, with exploration and development activities in Canada, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper. In 2020, Agnico Eagle recorded production costs per ounce of gold of $838(i) and total cash costs per ounce of gold produced of $775(i) on a by-product basis and $838(i) on a co-product basis on payable production of 1,736,568 ounces of gold. The average realized price of gold increased by 27.2% from $1,406 per ounce in 2019 to $1,788 per ounce in 2020.

Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Highlights

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  Continued strong operational performance with payable production of 1,736,568 ounces of gold and production costs per ounce of gold of $838(i) during 2020.

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  Total cash costs per ounce of gold produced of $775(i) on a by-product basis and $838(i) on a co-product basis in 2020.

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  All-in sustaining costs per ounce of gold produced of $1,051(i) on a by-product basis and $1,114(i) on a co-product basis in 2020.

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  Proven and probable gold reserves totaled 24.1 million ounces at December 31, 2020, a 11.6% increase compared with 21.6 million ounces at December 31, 2019 with a decrease in the gold reserve grade by 24.0%.

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  As at December 31, 2020, Agnico Eagle had strong liquidity with $406.5 million in cash and cash equivalents and short-term investments along with approximately $1.2 billion in undrawn credit lines.

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  The Company's operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining potential.

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  The Company continues to maintain its investment grade credit rating and has adequate financial flexibility to finance capital requirements at its mines and development projects from operating cash flow, cash and cash equivalents, short-term investments and undrawn credit lines.

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  The Company has strong senior management continuity as its Chief Executive Officer has over 30 years of service with the Company.

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  In February 2021, the Company declared a quarterly cash dividend of $0.35 per common share. The quarterly dividend was increased by $0.15 per share, or approximately 75%, for the dividend paid in the fourth quarter of 2020. Agnico Eagle has declared a cash dividend every year since 1983.

Strategy

Agnico Eagle's ability to consistently execute its business strategy has provided a solid foundation for growth.

The Company's goals are to:

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  Deliver on performance and growth expectations: Ensure our existing portfolio delivers on expectations, lowers operational risk and generates free cash flow;

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  Build and maintain a high-quality project pipeline: Ensure we develop a best-in-class project pipeline to replenish reserves and production, while maintaining the quality, manageability and fit of our future portfolio;

Note:

(i)
Excludes 36,416 ounces of payable production of gold associated with the Barnat deposit at the Canadian Malartic mine, the IVR deposit at the Meadowbank Complex and the Tiriganiaq open pit deposit at the Meliadine mine which were produced prior to the achievement of commercial production at such sites.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   1

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  Develop our people: Develop and provide growth opportunities for our people and provide the skills infrastructure to support the development of our operations and projects;

These three pillars – performance, pipeline and people – form the basis of Agnico Eagle's success and competitive advantage. By delivering on them, the Company strives to continue to build its production base and generate increased value for shareholders, while operating in a safe and environmentally responsible manner, as we contribute to the prosperity of our people, their families and the communities in which we operate.

Portfolio Overview

Northern Business

Canada – LaRonde Complex

The 100% owned LaRonde Complex in northwestern Quebec, includes the LaRonde mine and the LaRonde Zone 5 mine ("LZ5"). The LaRonde mine is the Company's oldest mine and achieved commercial production in 1988. In 2003, the Company acquired LZ5, which lies adjacent to and west of the LaRonde mine and was exploited by open pit mining by its previous operator. The LZ5 mine achieved commercial production in June 2018.

  LaRonde Mine

The LaRonde mine extension, the portion of the mine below level 245, achieved commercial production in December 2011, and under current mine plans is expected to be in production through 2030.

Mining activities in the West mine area progressed ahead of schedule in the fourth quarter of 2020. The West mine area contributed approximately 19% of the tonnage mined at the LaRonde Complex, operating at an average rate of 1,421 tonnes per day ("tpd"), exceeding the forecast of 1,150 tpd. The ore extracted from this area was higher grade than anticipated, leading the strong gold production performance from the Complex. In 2021, the West mine area is expected to contribute approximately 15% of the ore mined and 21% of the gold produced at the LaRonde Complex.

The good performance at the LaRonde mine is partially a result of the automation strategy that has helped to improve productivity and allow continuation of mucking activities during non-entry protocols related to seismicity. In 2020, 13% of tonnes mucked from stopes at the LaRonde mine were done in automation mode. In December 2020, a record 39% of the production mucking at the LaRonde mine was done using automated methods, which included 100% of the production mucking from the West mine area. At LZ5, in 2020, 14% of tonnes mucked and hauled to surface were accomplished in automated mode with operators based on surface. The target for 2021 is to muck over 17% of the total tonnage for the LaRonde Complex using automated methods. Work is also ongoing to perform production drilling using automation.

Infrastructure continues to be developed to provide further access to mine LaRonde 3 (below level 311). Construction of the level 308 East mine cooling plant was completed in December 2020 and will be commissioned in the first quarter of 2021.

At Zone LR11-3 (which is at the past producing Bousquet 2 mine), development from level 146 of the LaRonde mine continues on schedule and dewatering of the previously mined area is ongoing. The zone is expected to be reached in the second half of 2021 and production activities are expected to begin in 2022.

The LaRonde mine's proven and probable mineral reserves were approximately 3.0 million ounces at December 31, 2020.

  LaRonde Zone 5 Mine

In 2003, the Company acquired the Bousquet gold property, which adjoins the LaRonde complex to the west and hosts the Bousquet Zone 5 deposit. Commercial production at LZ5 was achieved in June 2018 and under current mine plans, is expected to be in production through 2029.

The successful implementation of automated mining techniques at the LZ5 mine has resulted in a consistent improvement in productivity. In 2020, the target of 15% of the tonnage mucked and hauled remotely to surface was achieved. In the fourth quarter of 2020, the LZ5 production rate was 2,987 tpd, essentially meeting the targeted rate of 3,000 tpd. For 2021, it is expected that 17% of the tonnage will be mucked and hauled remotely to surface and the production rate is expected to be sustained at approximately 3,000 tpd. The LZ5 automation team will continue optimizing the automated mining techniques.

Given the success in mining the upper portions of the LZ5 deposit (from surface to 330 metres), the extension of mining activities to a depth of 650 metres has been approved, resulting in the addition of 272,000 ounces of gold to the LZ5 mineral reserves at year end 2020. With this addition, the LZ5 mine is expected to maintain a production rate of approximately

2   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

3,000 tpd through 2029. The Company is also evaluating the potential to mine portions of the neighbouring Ellison property from the LZ5 underground infrastructure.

The LZ5 mine's proven and probable mineral reserves were approximately 0.8 million ounces at December 31, 2020.

Canada – Goldex Mine

The 100% owned Goldex mine in northwestern Quebec achieved commercial production from the M and E satellite zones in October 2013. The Deep 1 Zone achieved commercial production in July 2017. Production from the Deep 1 Zone is expected to extend the Goldex mine life through 2030 under current mine plans.

The Goldex mine delivered strong performance in the fourth quarter of 2020 with record ore production since its restart in 2013. Daily mill throughput averaged in excess of 8,000 tpd and higher grade stopes were mined as per plan. Following seismic activities in December 2020, improvements were made to ground support installation and protocols.

The Rail-Veyor operating hours increased due to the availability of the new maintenance bay and resulted in an average hauling rate of 6,879 tpd in the fourth quarter of 2020, close to its 7,000 tpd design capacity. The good performance of the Rail-Veyor was a determining factor in the strong quarterly production from the Deep 1 Zone and throughput at the mill. In the fourth quarter of 2020, the Rail-Veyor system reached a milestone with 5.0 million tonnes hauled since its commissioning.

The development pace of the South Zone remained high in the fourth quarter of 2020 as the Company prioritized lateral development over stoping. This resulted in a lower mining rate at approximately 423 tpd compared to the forecast of 550 tpd. The majority of the development has now been completed and production levels are expected to increase from the South Zone in the first quarter of 2021. The Company continues to evaluate the potential for the South Zone to provide additional incremental ore feed and grade flexibility to the Goldex mill.

The Goldex mine's proven and probable mineral reserves were approximately 1.1 million ounces at December 31, 2020.

Canada – Meadowbank Complex

In 2007, the Company acquired Cumberland Resources Ltd., which held a 100% interest in the Meadowbank gold project in Nunavut, Canada. Commercial production was achieved at the Meadowbank mine in March 2010. Mining operations at the Meadowbank site ceased in 2019, but the Meadowbank mill and other infrastructure remain active in support of the Amaruq satellite deposit.

The 100% owned Amaruq satellite deposit is located approximately 50 kilometres northwest of the Meadowbank mine and was identified by the Company in 2013. In 2016, the Company approved the project for development. Commercial production was achieved at the Amaruq satellite deposit in September 2019 and under current mine plans, is expected to be in production through 2026.

In the fourth quarter of 2020, the open pit continued to show consistent improvement and achieved record quarterly production of approximately 3.8 million tonnes mined per month. Strong performance was also achieved in production drilling at both the IVR and Whale Tail pits, which resulted in a significant increase in total broken ore inventory. The good availability of the production fleet (due to improved maintenance in 2020), the optimization of the equipment dispatch, the commissioning of two new 777D haul trucks and two new 650 Sandvik drills and the increased face availability in the pit were determining factors for the strong operational performance. Mining activities are expected to remain at similar levels in 2021.

Improving the reliability of the long-haul truck ("LHT") fleet remains a focus. Good road conditions, reliability improvements, the addition of four new LHTs and a favourable caribou migration in the fall of 2020 allowed for effective utilization of the LHT fleet in the fourth quarter of 2020. A record amount of material hauled was achieved in November 2020, averaging over 11,200 tpd.

A contractor fleet of three 100-tonne trucks and a dedicated loader remained active in the fourth quarter of 2020 to accelerate the development of the IVR pit, and provide additional production flexibility in 2021. In the fourth quarter of 2020, Amaruq had 10,995 ounces of pre-commercial gold production from the IVR pit. Commercial production at the IVR pit commenced on December 31, 2020.

In the fourth quarter of 2020, ramp development continued at the Amaruq underground project and the project has been approved for development.

The Meadowbank Complex's proven and probable mineral reserves were approximately 2.9 million ounces at December 31, 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   3

Canada – Meliadine Mine

In 2010, Agnico Eagle acquired its 100% interest in the Meliadine mine project in Nunavut, Canada through its acquisition of Comaplex Minerals Corp. In 2016, the Company's Board of Directors ("Board") approved the construction of the Meliadine mine project. Commercial production was achieved at the Meliadine mine in May 2019. In 2020, the Board approved the Phase 2 expansion which accelerates the Tiriganiaq open pit. Under current mine plans, the Meliadine mine is expected to be in production through 2032.

In the fourth quarter of 2020, underground mining performance continued to improve with an increase tonnage of the ore mucked from underground, peaking in December 2020 at 3,744 tpd. Stope mining in the recently dewatered and recommissioned higher grade RP3 mining horizon continued at a good rate and without any increase to the ground water inflows. This new horizon is expected to provide additional mining flexibility in respect of both tonnes and grade in 2021.

In the fourth quarter of 2020, the mill maintained average throughput above 4,000 tpd, slightly below forecast primarily due to filter press availability and preventive maintenance on the Carbon-in-Leach tanks. Milling rates are expected to average approximately 4,600 tpd in 2021. The Phase 2 expansion remains on track with mill throughput expected to increase from an average of approximately 4,600 tpd in 2021 to 6,000 tpd in 2025.

The Meliadine mine project had proven and probable mineral reserves of approximately 4.0 million ounces at December 31, 2020.

Canada – Canadian Malartic Mine

In 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100% of Osisko Mining Corporation, now Canadian Malartic Corporation ("CMC"), pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the "Osisko Arrangement"). As a result of the Osisko Arrangement, Agnico Eagle and Yamana each own 50% of CMC and Canadian Malartic General Partnership ("CMGP"), a general partnership (the "Partnership"), which now holds the Canadian Malartic mine in northwestern Quebec.

Canadian Malartic achieved its best performance in health and safety since the opening of the mine. The Quebec Mining Association recognized 19 of the mine's supervisors for their team's performance in health and safety.

At the Barnat pit, overburden stripping progressed well and is expected to be completed in the first quarter of 2021. The topographic drilling is 60% complete and is expected to be finished by the third quarter of 2021. Pit design optimization was completed during the fourth quarter of 2020 and the ramp will be located on the south wall where better rock conditions exist. The change in design adds approximately 150,000 ounces to the 2020 year-end mineral reserves (50% basis) while requiring approximately 10.0 million tonnes of additional waste removal.

At the Malartic pit, the mining sequence offers less flexibility as the reduced footprint with higher density of underground openings and the geotechnical challenges increase the demand for activities to be performed remotely and create variability in performance. In the fourth quarter of 2020, the pit production was above forecast due to good weather conditions and the absence of any significant geotechnical issues. For 2021, the Malartic pit remains the main source of ore and is expected to provide over 75% of the processed ore in the first quarter of 2021 but decreasing during the course of 2021. The Barnat pit will progressively become the main source of ore, providing some production flexibility over the course of the year.

In mid-2020, the Partnership approved the start of construction of surface infrastructure and an underground exploration ramp into the East Gouldie, Odyssey and East Malartic zones, collectively known as the Odyssey project. This ramp will provide additional access for exploration drilling to expand and upgrade the current mineral resource base and allow for bulk sampling of up to 40,000 tonnes of mineralized material. The Odyssey project exploration ramp portal was completed during the fourth quarter of 2020. Ramp development started on December 2, 2020.

At the Odyssey project, drilling significantly expanded the inferred mineral resources which supported the approval of the Odyssey project by the Partnership.

Agnico Eagle's attributable share of proven and probable mineral reserves at the Canadian Malartic mine were approximately 2.2 million ounces at December 31, 2020.

Canada – Kirkland Lake Assets

On March 28, 2018, the Company acquired the 50% of the Canadian exploration assets (the "CMC Exploration Assets") of CMC that it did not previously own, including the Kirkland Lake and Hammond Reef gold projects, for an effective purchase price of $162.5 million, resulting in Agnico Eagle's 100% ownership of the assets. The transaction did not affect the ownership of the Canadian Malartic mine and related assets including Odyssey, East Malartic, Midway and East Amphi

4   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

properties, which will continue to be jointly owned and operated by the Company and Yamana through CMC and the Partnership.

  Kirkland Lake Project

Exploration activity at the project during the fourth quarter of 2020 focused on conversion drilling of shallow and deep mineral resources at the Upper Beaver deposit. Three drill rigs targeted the shallow mineralization and three drill rigs targeted mineralization at depths between 1,050 and 1,600 metres below surface, completing 51 drill holes totalling 14,700 metres. During 2020, 103 holes were drilled, totalling 28,300 metres at the Kirkland Lake project, mostly at Upper Beaver.

The Upper Beaver deposit's gold-copper mineralization is mainly hosted in the Upper Beaver alkalic intrusive complex and the surrounding basalts it intruded, and is associated with disseminated pyrite and chalcopyrite, and magnetite-sulphide veining associated with strong magmatic-hydrothermal alteration. The mineralization occurs as elongated tabular bodies that strike northeast, dip steeply northwest and plunge 65 degrees to the northeast. The mineralization has been defined along a 400-metre strike length from surface to a depth of 2,000 metres and it remains open at depth.

The Upper Beaver deposit's proven and probable mineral reserves were approximately 1.4 million ounces at December 31, 2020. No proven and probable mineral reserves have been declared for the Upper Canada project.

  Hammond Reef Project

The Hammond Reef deposit is a high tonnage, low grade gold deposit that is primarily hosted in variably sheared and altered granitoid rocks. Gold mineralization is typically associated with fine grained pyrite mineralization that is often associated with fractures, veinlets and veins filled with various combinations of chlorite, calcite and quartz.

Resource sharing agreements with local First Nations are in place and the project has received environmental approval from both federal and provincial governments. In January 2020, the Company exercised its right of first refusal to repurchase a 2% NSR royalty on the Hammond Reef project from Kinross Gold Corporation for $12.0 million. The property remains subject to a 2% NSR royalty held by Osisko Royalties.

A positive internal technical study at Hammond Reef was completed by the Company in 2020, which resulted in the declaration of the first mineral reserves for the project on December 31, 2020. Open pit mineral reserves are estimated at 3.3 million ounces of gold (123.5 million tonnes grading 0.84 g/t gold). In addition, the project contains 0.8 million ounces of measured resources (47.1 million tonnes grading 0.54 g/t gold) and 1.5 million ounces of indicated resources (86.3 million tonnes grading 0.53 g/t gold). Mineral reserves were calculated using a gold price of $1,350 per ounce and a US$/C$ foreign exchange rate assumption of 1.30.

The Hammond Reef deposit's proven and probable mineral reserves were approximately 3.3 million ounces at December 31, 2020.

Finland – Kittila Mine

The 100% owned Kittila mine in northern Finland was added to the Company's portfolio through the acquisition of Riddarhyttan Resources AB in 2005. Construction at the Kittila mine was completed in 2008 and commercial production was achieved in May 2009, under current mine plans, the Kittila mine is expected to be in production through 2034.

In February 2018, the Company's Board of Directors approved an expansion to increase throughput rates at Kittila to 2.0 million tonnes per annum ("mtpa") from the current rate of 1.6 mtpa. This expansion includes the construction of a 1,044-metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades.

The expansion project is expected to increase the efficiency of the mine and maintain or decrease operating costs while providing access to the deeper mining horizons. In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres depth, where recent exploration programs have shown promising results.

The Kittila mine continued delivering strong performance in the fourth quarter of 2020, with production above forecast by approximately 6,000 tonnes and delivered a record full year ore production of approximately 1.85 million tonnes. This performance was driven by an improved fleet management and an increased usage of automation. Contracted development negatively affected unit costs in 2020. In December 2020, Kittila terminated the contract for underground development and this function will now be carried out by Company personnel. This transfer of responsibilities is expected to reduce mining costs in 2021.

The mill expansion tie-in was completed from September 22, 2020 to October 22, 2020. The commissioning of the expanded mill was completed ahead of schedule and the ramp-up towards the design capacity of 2.0 mtpa is on-going and on schedule

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   5

under a new environmental permit. Two strategically important environmental construction projects to increase the mill production rate to 2.0 mtpa, the NP4 tailings pond and the discharge waterline, were completed and commissioned in the fourth quarter of 2020.

The Kittila shaft project advanced in the fourth quarter of 2020, though at a lower rate than forecast. The shaft sinking project execution remains challenging due to travel restrictions related to the COVID-19 pandemic. Local resources have been added to the shaft sinking contractor team and commissioning is now expected to be completed in the first half of 2022.

The budget for the Kittila expansion project was updated in the third quarter of 2020 and is still forecast to be between €190.0 to €200.0 million.

Proven and probable mineral reserves at the Kittila mine were approximately 4.1 million ounces at December 31, 2020.

Southern Business

Mexico – Pinos Altos Mine

In 2006, the Company completed the acquisition of the Pinos Altos property in northern Mexico, which was then an advanced stage exploration property. Commercial production was achieved at the Pinos Altos mine in November 2009 and, under current mine plans, the mine is expected to be in production through 2026. A shaft sinking project was completed in June 2016 at the Pinos Altos mine and during 2018, the site transitioned into being a predominantly underground mining operation.

Gold production in the full year 2020 decreased when compared to the prior-year period due to lower throughput levels related to the government mandated suspension of operations in the second quarter of 2020 and due to lower grades related to the adjustment of the Cerro Colorado mining sequence to manage challenging ground conditions.

At the Cubiro deposit, located nine kilometres northwest of the Pinos Altos mine site, a total of 136 metres of ramp development was completed in the fourth quarter of 2020, bringing total underground development to 2,598 metres completed to-date, and the Company is evaluating the potential to bring the deposit into production in 2022. The raise-boring of the 14-foot diameter ventilation raise was completed in December 2020.

At the Sinter deposit, located approximately two kilometres northwest of the Pinos Altos mine site, production started in the fourth quarter of 2020. The underground mine is expected to provide additional flexibility to the Pinos Altos operation in 2021.

The Pinos Altos mine's proven and probable mineral reserves (including satellite deposits) were approximately 0.9 million ounces at December 31, 2020.

Mexico – Creston Mascota Mine

The 100% owned Creston Mascota mine is located approximately seven kilometres northwest of the Pinos Altos mine in northern Mexico. First mining activity commenced at the Creston Mascota deposit in 2010 and commercial production was achieved at the mine in March 2011. During 2017, the Bravo zone located south of the Creston Mascota facilities was added to the mine plan. Construction activities continued through 2018 and mining at the main Bravo zone began in the third quarter of 2018.

Creston Mascota open pit mineral reserves were depleted in the third quarter of 2020. Closure activities progressed on schedule in the fourth quarter of 2020. The major closure activities are expected to be completed in the first quarter of 2021. Minor residual leaching is expected to continue into the first quarter of 2021 under the progressive closure plan.

Mexico – La India Mine

Agnico Eagle acquired 100% of of Grayd Resource Corporation ("Grayd") in January 2012. Grayd owned the La India project, which is located approximately 70 kilometres northwest of the Pinos Altos mine in northern Mexico. In September 2012, development and construction of the La India mine were approved by the Board and commercial production was achieved in February 2014. Under current mine plans, the La India mine is expected to be in production through 2023.

There was a 16% decline in rainfall in the La India region in 2020 compared to 2019. This has resulted in lower water levels at the La India mine site, which is expected to lead to reduced solution circulation on the heap leach pads from March until June 2021. Mining and ore stacking will continue through that period and full leaching activities are expected to return to more normalized levels in the second half of 2021.

6   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

In order to help mitigate the lower water levels, the Company is drilling additional water wells, and is evaluating the construction of an additional water storage facility and a second water dam in the Chipriona area.

The La India heap leach pad construction phase III is approximately 70% complete and it is expected to be finished in the second quarter of 2021. The environmental permit modification that includes the operation of the La India heap leach expansion was approved by Mexican regulators in November 2020.

The evaluation work and scenario analysis on Chipriona and other sulphide opportunities are on-going and preliminary results are expected later in 2021.

The La India mine's proven and probable mineral reserves (including satellite deposits) were approximately 0.3 million ounces at December 31, 2020.

Mexico – Santa Gertrudis Project

In November 2017, the Company acquired its 100% interest in the Santa Gertrudis property which is located approximately 180 kilometers north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap leach operations that produced approximately 0.6 million ounces of gold at a grade of 2.10 grams per tonne ("g/t") gold between 1991 and 2000. The project also has a substantial surface infrastructure already in place including pre-stripped pits, haul roads, water sources and buildings.

Extensive drilling totalling 32,500 metres by the Company at Santa Gertrudis in 2020 resulted in a 7% increase in the indicated mineral resource estimate to 111,000 ounces of gold and 816,000 ounces of silver (5.8 million tonnes grading 0.60 g/t gold and 4.4 g/t silver) at open-pit (oxide) depth, and a 39% increase in the inferred mineral resource estimate, to 746,000 ounces of gold and 1.2 million ounces of silver (19.7 million tonnes grading 1.18 g/t gold and 1.9 g/t silver) at open-pit (oxide) depth and 879,000 ounces of gold and 6.5 million ounces of silver (8.0 million tonnes grading 3.43 g/t gold and 25.4 g/t silver) at underground (mostly sulphide) depth, as of December 31, 2020.

Key Performance Drivers

The key drivers of financial performance for Agnico Eagle include:

  •
  the spot price of gold, silver, zinc and copper;

  •
  production volumes;

  •
  production costs; and

  •
  US dollar/Canadian dollar, US dollar/Mexican peso and US dollar/Euro exchange rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   7

Spot Price of Gold, Silver, Zinc and Copper

GOLD ($ per ounce)

	2020	2019	% Change

High price	$2,075	$1,557	33.3%

Low price	$1,452	$1,266	14.7%

Average market price	$1,770	$1,393	27.1%

Average realized price	$1,788	$1,406	27.2%

In 2020, the average market price per ounce of gold was 27.1% higher than in 2019. The Company's average realized price per ounce of gold in 2020 was 27.2% higher than in 2019.

SILVER ($ per ounce)

	2020	2019	% Change

High price	$29.86	$19.65	52.0%

Low price	$11.64	$14.29	(18.5)%

Average market price	$20.51	$16.21	26.5%

Average realized price	$20.44	$16.38	24.8%

8   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2020, the average market price per ounce of silver was 26.5% higher than in 2019. The Company's average realized price per ounce of silver in 2020 was 24.8% higher than in 2019.

ZINC ($ per tonne)	COPPER ($ per tonne)

Agnico Eagle's average realized price year-over-year for zinc decreased by 8.8% and the average realized price year-over-year for copper increased by 6.9%. Significant quantities of by-product metals are produced by the LaRonde mine (silver, zinc and copper) and the Pinos Altos mine (silver).

Net by-product (primarily silver, zinc and copper) revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold produced on a by-product basis and all-in sustaining costs per ounce of gold produced on a by-product basis.

The Company has never sold gold forward, allowing the Company to take full advantage of rising gold prices. Management believes that low cost production is the best protection against a decrease in gold prices.

Production Volumes and Costs

Changes in production volumes have a direct impact on the Company's financial results. Total payable production of gold was 1,736,568 ounces in 2020, a decrease of 2.6% compared with 1,782,147 ounces in 2019. The decrease was primarily due to the temporary shutdowns or reduced activity levels as a result of measures taken by the Quebec and Mexican governments related to the COVID-19 pandemic. Partially offsetting the overall decrease in gold production was an increase in tonnage processed at the Meliadine mine which achieved commercial production during the second quarter of 2019, and an increase in tonnage and gold grade processed at the Kittila mine.

Production costs are discussed in detail in the Results of Operations section below.

Foreign Exchange Rates (Ratio to US$)

The exchange rate of the Canadian dollar, Mexican peso and Euro relative to the US dollar is an important financial driver for the Company for the following reasons:

  •
  all revenues are earned in US dollars;

  •
  a significant portion of operating costs at the LaRonde and Meadowbank Complexes, Goldex, Canadian Malartic, and Meliadine mines are incurred in Canadian dollars;

  •
  a significant portion of operating costs at the Pinos Altos, Creston Mascota and La India mines are incurred in Mexican pesos; and

  •
  a significant portion of operating costs at the Kittila mine are incurred in Euros.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   9

The Company mitigates part of its foreign currency exposure by using currency hedging strategies.

CANADIAN DOLLAR	MEXICAN PESO	EURO

On average, the Canadian dollar and Mexican peso weakened relative to the US dollar in 2020 compared with 2019, decreasing costs denominated in the local currency when translated into US dollars for reporting purposes. On average, the Euro strengthened relative to the US dollar in 2020 compared with 2019, increasing costs denominated in the local currency when translated into US dollars for reporting purposes.

Results of Operations

Agnico Eagle reported net income of $511.6 million, or $2.12 per share, in 2020 compared with net income of $473.2 million, or $2.00 per share, in 2019. In 2018, the Company reported net loss of $326.7 million, or $1.40 per share. Agnico Eagle reported adjusted net income of $451.6 million, or $1.87 per share, in 2020 compared with adjusted net income of $229.4 million, or $0.97 per share, in 2019. In 2018, the Company reported adjusted net income of $71.9 million, or $0.31 per share. In 2020, operating margin increased to $1,714.0 million from $1,247.2 million in 2019. In 2018, operating margin was $1,030.9 million.

Revenues from Mining Operations

Revenues from mining operations increased by $643.2 million, or 25.8%, to $3,138.1 million in 2020 from $2,494.9 million in 2019 primarily due to a 27.2% increase in the average realized price of gold between periods. Revenues from mining operations were $2,191.2 million in 2018.

Revenues from the Northern Business increased by $615.8 million, or 30.0%, to $2,668.8 million in 2020 from $2,053.0 million in 2019 primarily due to a higher average realized price of gold. Revenues from the Southern Business increased by $27.4 million, or 6.2%, to $469.3 million in 2020 from $441.9 million in 2019, primarily due to a higher average realized price of gold. Revenues from the Northern Business were $1,739.2 million and revenues from the Southern Business were $452.0 million in 2018.

Sales of precious metals (gold and silver) accounted for 99.5% of revenues from mining operations in 2020, an increase from 98.9% in 2019 and 98.4% in 2018. The increase in the percentage of revenues from precious metals in 2020 compared with 2019 was primarily due to a higher average realized price of gold.

10   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The table below sets out revenues from mining operations, production volumes and sales volumes by metal:

	2020	2019	2018

	(thousands of United States dollars)
Revenues from mining operations:

Gold	$3,047,344	$2,393,869	$2,080,545

Silver	74,025	73,312	75,310

Zinc	1,970	14,711	14,397

Copper	14,774	13,000	20,969

Total revenues from mining operations	$3,138,113	$2,494,892	$2,191,221

Payable production:

Gold (ounces)	1,736,568	1,782,147	1,626,669

Silver (thousands of ounces)	3,365	4,310	4,524

Zinc (tonnes)	6,259	13,161	7,864

Copper (tonnes)	3,069	3,397	4,193

Payable metal sold:

Gold (ounces)	1,724,538	1,755,334	1,629,785

Silver (thousands of ounces)	3,481	4,271	4,545

Zinc (tonnes)	5,010	12,292	8,523

Copper (tonnes)	3,062	3,390	4,195

Revenues from gold increased by $653.5 million or 27.3% in 2020 compared with 2019 primarily due to an 27.2% increase in the average realized price of gold. The Company's average realized price of gold increased to $1,788 in 2020 compared to $1,406 in 2019, and the sales volume of gold increased to 1,693,029(i) ounces in 2020 compared to 1,691,300(i) ounces in 2019.

Revenues from silver increased by $0.7 million or 1.0% in 2020 compared with 2019 primarily due to a 24.8% increase in the average realized price of silver to $20.44 in 2020 from $16.38 in 2019. Revenues from zinc decreased by $12.7 million or 86.6% to $2.0 million in 2020 compared with $14.7 million in 2019 primarily due to a 59.2% decrease in the sales volume of zinc between periods. Revenues from copper increased by $1.8 million or 13.6% in 2020 compared with $13.0 million in 2019 primarily due to a 6.9% increase in the average realized price of copper, partially offset by a 9.7% decrease in the sales volume of copper between periods.

Production Costs

Production costs increased to $1,424.2 million in 2020 compared with $1,247.7 million in 2019 primarily due to the contribution of mining and milling costs from the Meliadine mine, which achieved commercial production during the second quarter of 2019, and higher open pit mining costs at the Meadowbank Complex which resulted from the transition of mining operations to the Amaruq satellite deposit. Partially offsetting the overall increase was a decrease in the mining costs at the LaRonde Complex as a result of the Company's automation strategy, which improved productivity. Production costs were $1,160.4 million in 2018.

Note:

(i)
For the year ended December 31, 2020, excludes 31,509 ounces of payable production of gold sold associated with the IVR deposit at the Meadowbank Complex, the Tiriganiaq open pit deposit at the Meliadine mine and the Barnat deposit at the Canadian Malartic mine which were sold prior to the achievement of commercial production. For the year ended December 31, 2019, excludes 64,034 ounces of payable production of gold sold associated with the Meliadine mine, the Amaruq satellite deposit at the Meadowbank Complex and the Barnat deposit at the Canadian Malartic mine which were sold prior to the achievement of commercial production.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   11

The table below sets out production costs by mine:

	2020	2019	2018

	(thousands of United States dollars)
LaRonde mine	$169,824	$215,012	$228,294

LaRonde Zone 5 mine	47,899	41,212	12,991

LaRonde Complex	217,723	256,224	241,285

Lapa mine	–	2,844	27,870

Goldex mine	82,654	82,533	78,533

Meadowbank Complex	284,976	180,848	211,147

Meliadine mine	245,700	142,932	–

Canadian Malartic mine (attributable 50%)	195,312	208,178	199,761

Kittila mine	169,884	142,517	157,032

Pinos Altos mine	124,678	130,190	138,362

Creston Mascota mine	35,088	35,801	37,270

La India mine	68,137	65,638	69,095

Total production costs	$1,424,152	$1,247,705	$1,160,355

Production costs at the LaRonde mine were $169.8 million in 2020, a 21.0% decrease compared with 2019 production costs of $215.0 million. This reduction was primarily due to the temporary suspension of mining activities in the West mine area during the first quarter of 2020 to complete additional ground support work resulting in lower mine and mill production costs, and the temporary suspension of mining activities at the Company's Quebec mines (the "Quebec Operations Suspension") to comply with the order by the Government of Quebec, issued on March 23, 2020, (the "Quebec Order") to close all non-essential businesses made in response to the COVID-19 pandemic. During 2020, the LaRonde mine processed an average of 4,661 tonnes of ore per day compared with 5,636 tonnes of ore per day during 2019. The decrease in throughput was primarily due to the Quebec Operations Suspension. Production costs per tonne decreased to C$133 in 2020 compared with C$139 in 2019 primarily due to lower production costs as noted above and the timing of inventory sales. Minesite costs per tonne increased to C$127 in 2020 compared with C$125 in 2019 primarily due to lower throughput.

Production costs at the LZ5 mine were $47.9 million in 2020, a 16.2% increase compared to $41.2 million in 2019 primarily due to higher underground and mill production costs and the timing of inventory sales, partially offset by the Quebec Operations Suspension. During 2020, the LZ5 mine processed an average of 2,645 tonnes of ore per day compared with 2,384 tonnes of ore per day during 2019. The increase in throughput between periods was primarily due to the Company's automation strategy, which improved productivity. Production costs per tonne increased to C$66 in 2020 compared with C$63 in 2019 due to higher production costs as noted above and the timing of inventory sales. Minesite costs per tonne decreased to C$65 in 2020 compared with C$66 in 2019, primarily due to higher throughput.

Production costs at the Goldex mine were $82.7 million in 2020, compared to $82.5 million in 2019. During 2020, the Goldex mine processed an average of 7,254 tonnes of ore per day compared with 7,630 tonnes of ore per day processed during 2019. The decrease in throughput between periods was primarily due to the Quebec Operations Suspension. Production costs per tonne and minesite costs per tonne increased to C$41 in 2020, compared to C$39 in 2019, primarily due to lower throughput during the year.

Production costs at the Meadowbank Complex were $285.0 million in 2020, a 57.6% increase compared with 2019 production costs of $180.8 million primarily due to higher contractor and maintenance costs, higher long-haul trucking costs attributable to the transport of ore from the Amaruq satellite deposit to the Meadowbank mill, partially offset by an increase in capitalized deferred stripping costs. During 2020, the Meadowbank Complex processed an average of 7,113 tonnes of ore per day compared with 7,731 tonnes of ore per day during 2019. The decrease in throughput is due to an increase in the proportion of commercial production volume processed in 2020 as compared to 2019, which resulted in a higher proportion of mill operation days attributed to production tonnage in 2020. Production costs per tonne increased to C$154 in 2020 compared with C$101 in 2019 primarily due to higher open pit mining costs and ore transport costs, partially offset by an

12   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

increase in capitalized deferred stripping costs. Minesite costs per tonne increased to C$148 in 2020 compared with C$103 in 2019 primarily due to the factors noted above.

During 2020, the Meliadine mine processed an average of 3,813 tonnes per day and incurred production costs of $245.7 million. In 2020, production costs per tonne were C$244 and minesite costs per tonne were C$240. As the Meliadine mine achieved commercial production during May 2019, the comparison to the previous year is not meaningful.

Attributable production costs at the Canadian Malartic mine were $195.3 million in 2020, a 6.2% decrease compared with 2019 production costs of $208.2 million, primarily due to the Quebec Operations Suspension, partially offset by an increase in rehandling costs. During 2020, the Canadian Malartic mine processed an average of 56,832 tonnes of ore per day on a 100% basis compared with 57,669 tonnes of ore per day in 2019. The decrease in throughput between periods was primarily due to the Quebec Operations Suspension. Production costs per tonne and minesite costs per tonne increased to C$27 in 2020 compared with C$26 in 2019, primarily due to lower throughput levels between periods.

Production costs at the Kittila mine were $169.9 million in 2020, a 19.2% increase compared with 2019 production costs of $142.5 million, primarily due to an increase in contractor costs related to underground development, higher mill maintenance costs, higher ground support costs and higher royalty payments that resulted from higher average realized gold prices. During 2020, the Kittila mine processed an average of 4,650 tonnes of ore per day compared with 4,359 tonnes of ore per day during 2019, where autoclave relining required the mill to be shutdown for 58 days. Production costs per tonne increased to €87 in 2020 compared with €80 in 2019 due to the factors noted above, partially offset by increased throughput. Minesite costs per tonne increased to €86 in 2020 compared with €76 in 2019 due to the factors noted above.

Production costs at the Pinos Altos mine were $124.7 million in 2020, a 4.2% decrease compared with 2019 production costs of $130.2 million due to the temporary suspension of mining activities (the "Mexican Operations Suspension") to comply with the order issued by the Government of Mexico on April 2, 2020 (the "Decree") to suspend operations of all non-essential businesses in response to the COVID-19 pandemic and the weakening of the Mexican peso relative to the US dollar. During 2020, the Pinos Altos mine mill processed an average of 4,532 tonnes of ore per day compared with the 5,214 tonnes of ore per day during 2019. The decrease in throughput is primarily due to the Mexican Operations Suspension. In 2020, approximately 137,664 tonnes of ore were stacked on the Pinos Altos mine leach pad, compared with approximately 103,500 tonnes of ore stacked in 2019. The higher tonnage of ore at the leach pad was primarily due to mine sequencing. Production costs per tonne increased to $69 in 2020 compared with $65 in 2019, primarily due to lower throughput and the timing of inventory sales. Minesite costs per tonne of $66 in 2020 were the same compared to 2019.

Production costs at the Creston Mascota mine were $35.1 million in 2020, a 2.0% decrease compared with 2019 production costs of $35.8 million, primarily due to a decrease in mining and heap leach activities as the mine approached the end of operations. During 2020, approximately 386,700 tonnes of ore were stacked at the Creston Mascota mine compared with approximately 1,066,900 tonnes of ore stacked in 2019. The decrease in tonnage of ore stacked was primarily due to the depletion of the Bravo pit during 2020 as the mine approached the end of operations. Production costs per tonne increased to $67 in 2020 compared with $34 in 2019 primarily due to lower tonnage of ore stacked and the timing of inventory sales. Minesite costs per tonne increased to $54 in 2020 compared with $33 in 2019 primarily due to the factors noted above, other than the timing of inventory sales.

Production costs at the La India mine were $68.1 million in 2020, a 3.8% increase compared with 2019 production costs of $65.6 million primarily due to the timing of inventory sales, partially offset by a decrease in open pit and heap leach production costs. During 2020, the La India mine stacked approximately 5,525,500 tonnes of ore on the leach pad compared with approximately 5,402,400 tonnes of ore stacked in 2019. The increase in tonnage of ore stacked was primarily due to the improvements made to the crushing circuit during the year. Production costs per tonne of $12 were the same between 2020 and 2019. Minesite costs per tonne decreased to $12 in 2020 compared with $13 in 2019 primarily due to an increase in tonnes of ore stacked at the heap leach.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   13

Total Production Costs by Category 2020

Total production costs per ounce of gold production, representing the weighted average of all of the Company's producing mines, increased to $838 in 2020 compared with $735 in 2019 and $713 in 2018. Total cash costs per ounce of gold produced on a by-product basis increased to $775 in 2020 compared with $673 in 2019 and $637 in 2018. Total cash costs per ounce of gold produced on a co-product basis increased to $838 in 2020 compared with $745 in 2019 and $710 in 2018. Set out below is an analysis of the change in total production costs per ounce and cash costs per ounce at each of the Company's mining operations.

  •
  At the LaRonde mine, total production costs per ounce of gold produced decreased to $589 in 2020 compared with $627 in 2019 primarily due to the temporary suspension of mining activities in the West mine area during the first quarter of 2020 to complete additional ground support work resulting in lower mine and mill production costs and the Quebec Operations Suspension. Production costs per ounce of gold produced were positively impacted by the Company's automation strategy which improved productivity and the timing of inventory sales, partially offset by a decrease in gold production. Total cash costs per ounce of gold produced on a by-product basis increased to $466 in 2020 compared with $464 in 2019 primarily due to a decrease in zinc concentrate revenue. Total cash costs per ounce of gold produced on a co-product basis decreased to $643 in 2020 compared with $660 in 2019 primarily due to the factors noted above, other the decrease in zinc concentrate revenue and lower underground production costs resulting from the Company's automation strategy which improved productivity.

  •
  At the LZ5 mine, total production costs per ounce of gold produced increased to $777 in 2020 compared with $689 in 2019, primarily due to higher underground production costs and the timing of inventory sales, partially offset by a 3.1% increase in gold production. The increase in gold production in 2020 is primarily due to the Company's automation strategy which improved productivity, partially offset by the Quebec Operations Suspension. Total cash costs per ounce of gold produced on a by-product basis increased to $755 in 2020 compared with $722 in 2019 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $759 in 2020 compared with $725 in 2019 due to the factors noted above.

  •
  At the Goldex mine, total production costs per ounce of gold produced increased to $648 in 2020 compared with $586 in 2019 primarily due to a 9.5% decrease in gold production resulting from the Quebec Operations Suspension. Total cash costs per ounce of gold produced on a by-product basis increased to $634 in 2020 compared with $584 in 2019 due to the decrease in gold production noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $634 in 2020 compared with $584 in 2019 due to the decrease in gold production noted above.

  •
  At the Meadowbank Complex, total production costs per ounce of gold produced increased to $1,436 in 2020 compared with $1,143 in 2019 primarily due to higher long-haul trucking costs attributable to the transport of ore from the Amaruq satellite deposit to the Meadowbank mill and higher contractor and temporary worker costs due to measures taken in response to the COVID-19 pandemic, partially offset by a 25.4% increase in gold production. Total cash costs per ounce of gold produced on a by-product basis increased to $1,404 in 2020 compared with $1,152 in 2019 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $1,411 in 2020 compared with $1,161 in 2019 due to the factors noted above.

14   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

  •
  In 2020, total production costs per ounce of gold produced at the Meliadine mine were $786. Total cash costs per ounce of gold produced on a by-product basis were $774 and total cash costs per ounce of gold produced on a co-product basis were $776 in 2020. In response to the COVID-19 pandemic, activity levels at the Meliadine mine were reduced from the end of March 2020 to early June 2020. The mill was gradually ramped-up through April and May to achieve more normal operating levels in June. The reduction in activities for most of the second quarter of 2020 caused a reduction in production and an increase in unit production costs. As the Meliadine mine achieved commercial production during May 2019, the comparison to the previous year is not meaningful.

  •
  At the Canadian Malartic mine, total production costs per ounce of gold produced increased to $736 in 2020 compared with $628 in 2019 primarily due to a 20.0% decrease in the production of gold resulting from the Quebec Operations Suspension. Total cash costs per ounce of gold produced on a by-product basis increased to $723 in 2020 compared with $606 during 2019 due to the factor noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $750 in 2020 compared with $626 during 2019 due to the factor noted above.

  •
  At the Kittila mine, total production costs per ounce of gold produced increased to $816 in 2020 compared with $766 in 2019 primarily due to an increase in contractor costs related to underground development, higher mill maintenance costs, higher ground support costs and higher royalty payments related to higher average realized gold price, partially offset by an 11.8% increase in gold produced during the year. Total cash costs per ounce of gold produced on a by-product basis increased to $805 in 2020 compared with $736 in 2019 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $806 in 2020 compared with $737 in 2019 due to the factors noted above.

  •
  At the Pinos Altos mine, total production costs per ounce of gold produced increased to $1,086 in 2020 compared with $839 in 2019 primarily due to a 26.0% decrease in gold production resulting from the Mexican Operations Suspension, partially offset by associated lower underground production costs and the weakening of the Mexican peso relative to the US dollar. Total cash costs per ounce of gold produced on a by-product basis increased to $749 in 2020 compared with $639 in 2019 primarily due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $1,050 in 2020 compared with $867 in 2019 due to the factors noted above.

  •
  At the Creston Mascota mine, total production costs per ounce of gold produced increased to $909 in 2020 compared to $740 in 2019 primarily due to a 20.2% decrease in gold production resulting from the Mexican Operations Suspension and the depletion of the Bravo pit as the mine approached the end of operations, partially offset by the weakening of the Mexican peso relative to the US dollar. Total cash costs per ounce of gold produced on a by-product basis increased to $605 in 2020 compared with $554 in 2019 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $867 in 2020 compared with $754 in 2019 due to the factors noted above.

  •
  At the La India mine, total production costs per ounce of gold produced increased to $802 in 2020 compared with $799 in 2019 primarily due to the timing of inventory sales, partially offset by a decrease in heap leach costs and open pit production costs and an increase in gold production. The increase in gold production is due to increased ore stacking in the third and fourth quarter of 2020, partially offset by the Mexican Operations Suspension. Total cash costs per ounce of gold produced on a by-product basis decreased to $788 in 2020 compared with $823 in 2019 due to a decrease in heap leach and open pit production costs. Total cash costs per ounce of gold produced on a co-product basis decreased to $803 in 2020 compared with $849 in 2019 due to the factors noted above.

Exploration and Corporate Development Expense

Exploration and corporate development expense increased by 8.3% to $113.5 million in 2020 from $104.8 million in 2019. Exploration and corporate development expense was $137.7 million in 2018.

A summary of the Company's significant 2020 exploration and corporate development activities is set out below:

  •
  Exploration expenses at various mine sites decreased by 15.1% to $10.2 million in 2020 compared with 2019 primarily due to lower expensed exploration drilling at various satellite projects at the Goldex and La India mines.

  •
  Exploration expenses in Canada increased by 82.6% to $46.5 million in 2020 compared with 2019 primarily due to higher expensed exploration drilling at the Odyssey and Upper Beaver projects.

  •
  Exploration expenses in Latin America decreased by 15.1% to $20.4 million in 2020 compared with 2019 primarily due to decreased exploration at the Santa Gertrudis and El Barqueño projects, partially offset by increased exploration at the Morelos Sur project in Mexico.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   15

  •
  Exploration expenses in the United States decreased by 38.2% to $5.1 million in 2020 compared with 2019 primarily due to decreased exploration at the Gilt Edge project in South Dakota.

  •
  Exploration expenses in Europe decreased by 6.1% to $5.9 million in 2020 compared with 2019 primarily due to decreased exploration at the Barsele project.

  •
  Corporate development and project evaluation expenses decreased by 11.5% to $25.5 million in 2020 compared with 2019 primarily due to decreased project evaluation expenses at the Cubiro project near the Pinos Altos mine.

The table below sets out exploration expense by region and total corporate development expense:

	2020	2019	2018

	(thousands of United States dollars)
Mine sites	$10,203	$12,018	$20,542

Canada	46,475	25,458	46,420

Latin America	20,350	23,960	26,897

United States	5,142	8,317	6,082

Europe	5,855	6,238	12,368

Corporate development and project evaluation expenses	25,467	28,788	25,361

Total exploration and corporate development expense	$113,492	$104,779	$137,670

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense increased to $631.1 million in 2020 compared with $546.1 million in 2019 and $553.9 million in 2018. The increase in amortization of property, plant and mine development between 2020 and 2019 was primarily due to the contribution of a full year of amortization from the Meliadine mine, which commenced commercial production during May 2019, the achievement of commercial production at the Barnat deposit during the year and higher throughput at the Kittila mine resulting from increased mill availability. Partially offsetting the increase in amortization was lower tonnage of ore processed at the LaRonde mine as a result of the temporary suspension of mining activities in the West mine area during the first quarter of 2020 to complete additional ground support work and the Quebec Operations Suspension.

General and Administrative Expense

General and administrative expenses decreased to $116.3 million in 2020 compared with $121.0 million in 2019 and $124.9 million in 2018 primarily due to decreased travel and investor relations expenses from reduced activity and scope of projects between periods caused by the COVID-19 pandemic.

Finance Costs

Finance costs decreased to $95.1 million in 2020 compared with $105.1 million in 2019 and $96.6 million in 2018 primarily due to decreased interest expense on the Company's guaranteed senior unsecured notes (the "Notes") as $360.0 million of the 2010 Series B Notes were repaid in April 2020, partially offset by increased interest expense relating to the $200.0 million private placement of guaranteed senior unsecured notes which were issued in April 2020. The aggregate outstanding principal of the Notes was $1,575.0 million at December 31, 2020 and $1,735.0 million at December 31, 2019.

16   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The table below sets out the components of finance costs:

	2020	2019	2018

	(thousands of United States dollars)

Interest on Notes	$77,739	$91,147	$87,100

Stand-by fees on credit facilities	5,107	5,862	5,811

Amortization of credit facilities, financing and note issuance costs	3,594	2,800	2,671

Interest on Credit Facility	5,304	1,270	310

Accretion expense on reclamation provisions	3,502	5,715	7,107

Other interest and penalties, including interest on lease obligations	2,684	2,336	1,521

Interest capitalized to assets under construction	(2,796)	(4,048)	(7,953)

Total finance costs	$95,134	$105,082	$96,567

See Note 13 in the annual consolidated financial statements for details on the Company's $1.2 billion unsecured revolving bank credit facility (the "Credit Facility") and Notes referenced above.

Gain (loss) on Derivative Financial Instruments

Gain on derivative financial instruments increased to $107.9 million in 2020 compared to a gain of $17.1 million in 2019 and a loss of $6.1 million in 2018 primarily due an unrealized gain on warrants. The recovery of the market for securities, including securities of gold resource companies, resulted in an unrealized gain on warrants of $82.0 million in 2020, compared to an unrealized gain of $2.3 million in 2019. The Company holds warrants to acquire equity securities of certain issuers in the mining industry. In addition, as a result of the strengthening of the Canadian dollar relative to the US dollar at the end of December 2020, the Company recognized an unrealized gain on currency and commodity derivatives of $30.1 million in 2020, compared to an unrealized gain on currency and commodity derivatives of $12.7 million in 2019.

Impairment

As at December 31, 2020 and December 31, 2019, the Company completed its goodwill impairment test and its review of indicators of potential impairment of the Company's cash generating units ("CGUs") and no impairments were identified. As at December 31, 2018, the Company completed its goodwill impairment test and its review of indicators of potential impairment of the Company's CGUs. As a result, the Company estimated the recoverable amounts of the Canadian Malartic mine, the La India mine and the El Barqueño project and concluded the carrying amounts exceeded the recoverable amounts. The Company recorded an impairment loss for 2018 of $389.7 million comprised of $250.0 million at the Canadian Malartic mine, $39.0 million at the La India mine and $100.7 million at the El Barqueño project.

As at December 31, 2020, the Company completed its review of indicators of potential impairment reversal and no indicators of reversal were identified. As at December 31, 2019, the Company identified indicators of potential impairment reversal for the Company's Meliadine mine. As a result of the identification of these indicators, the Company estimated the recoverable amounts of the Meliadine mine CGU and concluded the recoverable amounts exceeded the carrying amounts. The Company recorded an impairment reversal of $345.8 million ($223.4 million net of tax) at the Meliadine mine. Based on assessments completed by the Company, no impairment reversals were required in 2018.

Management's estimates of recoverable amounts are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and goodwill. This may have a material effect on the Company's future financial results.

See Note 23 in the annual consolidated financial statements for further details on impairment and impairment reversals.

Foreign Currency Translation Loss

The Company's operating results and cash flow are significantly affected by changes in the exchange rate between the US dollar and each of the Canadian dollar, Mexican peso and Euro as all of the Company's revenues are earned in US dollars while a significant portion of its operating and capital costs are incurred in such other currencies. During the period from January 1, 2019 through December 31, 2020, the daily US dollar closing exchange rate per US$1.00 fluctuated between C$1.27 and C$1.45 as reported by the Bank of Canada, 18.57 and 25.12 Mexican pesos as reported by the Central Bank of Mexico, and €0.81 and €0.93 as reported by the European Central Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   17

A foreign currency translation loss of $22.5 million was recorded in 2020 compared with $4.9 million in 2019 and $2.0 million in 2018. On average, the US dollar strengthened relative to the Canadian dollar and Mexican peso and weakened relative to the Euro in 2020 compared with 2019. As at December 31, 2020, the US dollar strengthened relative to the Mexican peso and weakened relative to the Canadian dollar and Euro, as compared to December 31, 2019. The net foreign currency translation loss in 2020 was primarily due to the translation impact of the Company's net monetary liabilities denominated in Euros and translation impact of the Company's net monetary assets denominated in Mexican pesos.

Other Expenses (Income)

Other expenses increased to $48.2 million in the year ended December 31, 2020 compared with other income of $13.2 million in the year ended December 31, 2019 primarily due to the costs of $33.5 million associated with the temporary suspension of mining and exploration activities at the Company's mine sites and exploration properties due to the COVID-19 pandemic. These costs include primarily payroll and other incidental costs associated with maintaining the sites and payroll costs associated with employees who were not working during the period of suspended operations, and payroll costs for Nunavut-based and Mexican employees who were not able to work following the period of temporary suspension or reduced operations due to the Company's efforts to prevent or curtail community transmission of COVID-19. Other income in the year ended December 31, 2019 related primarily to the gain on disposition of an investment. In the year ended December 31, 2018, other income of $35.3 million related to gains on disposal of property, plant and mine development and interest income.

Income and Mining Taxes Expense

In 2020, the Company recorded income and mining taxes expense of $256.0 million on income before income and mining taxes of $767.6 million at an effective tax rate of 33.3%. In 2019, the Company recorded income and mining taxes expense of $265.6 million on income before income and mining taxes of $738.7 million at an effective tax rate of 36.0%. The Company's 2020 and 2019 effective tax rate is higher than the applicable statutory tax rate of 26.0% due to the impact of mining taxes. In 2018, the Company recorded income and mining taxes expense of $67.6 million on a loss before income and mining taxes of $259.1 million at an effective tax rate of (26.1)%.

Balance Sheet Review

Total assets at December 31, 2020 of $9,614.8 million increased compared to total assets of $8,789.9 million at December 31, 2019. The $824.9 million increase in total assets was primarily due to a $321.8 million increase in property, plant and mine development, a $283.9 million increase in investments, an $80.6 million increase in cash and cash equivalents, a $74.4 million increase in other assets and a $50.4 million increase in inventories between periods. Total assets of $7,852.8 million at December 31, 2018 were lower compared to total assets as at December 31, 2019 primarily due to a $769.4 million increase in property, plant and mine development and an $85.9 million increase in inventories between periods.

Cash and cash equivalents were $402.5 million at December 31, 2020, an increase of $80.6 million compared with December 31, 2019 primarily due to cash provided by operating activities of $1,192.1 million and proceeds on the exercise of stock options of $90.7 million, partially offset by $759.3 million in capital expenditures, $190.3 million in dividends paid, $160.0 million in net repayment of Senior Notes, a $45.2 million purchase of equity securities and other investments, and a $39.6 million repurchase of common shares for stock-based compensation plans during 2020.

Other assets increased by $74.4 million from $184.9 million at December 31, 2019 to $259.3 million at December 31, 2020 primarily due to a $52.3 million increase in non-current ore in stockpiles and on leach pads. Non-current ore increased from $145.7 million at December 31, 2019 to $198.0 million at December 31, 2020 primarily due to the the increase in stockpile and heap leach balances not expected to be processed within 12 months at the Meadowbank Complex, Canadian Malartic and La India mines. In addition, the loan receivable from Orla Mining Ltd. ("Orla") increased by $16.6 million from $4.6 million at December 31, 2019 to $21.2 million at December 31, 2020. See Note 7 to the annual consolidated financial statements for details of the Orla loan receivable.

Current inventory balances increased by $50.4 million from $580.1 million at December 31, 2019 to $630.5 million at December 31, 2020 primarily due to a $65.0 million increase in supplies inventories from the higher balance of fuel inventory and inventory parts on hand to mitigate the risk of possible supply chain disruption caused by COVID-19 pandemic.

Property, plant and mine development increased by $321.8 million to $7,325.4 million at December 31, 2020 compared with December 31, 2019 due to $759.3 million in capital expenditures primarily at the Meadowbank Complex, Meliadine and Kittila mines, partially offset by amortization expense of $631.1 million incurred during 2020.

18   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Investments increased from $91.2 million at December 31, 2019 to $375.1 million at December 31, 2020 primarily due to $240.1 million in unrealized fair value gains related to equity securities and share purchase warrants and $45.2 million in new equity investments and share purchase warrants. See Note 9 to the annual consolidated financial statements for details of the Company's investments.

Total liabilities increased to $3,931.5 million at December 31, 2020 from $3,678.4 million at December 31, 2019 primarily due to a $227.3 million increase in reclamation provision, an increase in deferred income and mining tax liabilities of $87.9 million, and an increase in net income taxes payable of $75.1 million, partially offset by a net decrease in total long-term debt of $158.9 million between periods. Total liabilities of $3,302.8 million at December 31, 2018 were lower compared to total liabilities as at December 31, 2019 primarily due to the net capitalization of $114.9 million of lease obligations during 2019 in accordance with the adoption of IFRS 16 – Leases ("IFRS 16") effective January 1, 2019.

Net income taxes payable increased by $75.1 million between December 31, 2019 and December 31, 2020 as a result of the current tax expense exceeding payments to tax authorities.

Total long-term debt decreased by $158.9 million between December 31, 2019 and December 31, 2020 primarily due to the $160.0 million net repayment of Senior Notes.

Reclamation provision increased by $227.3 million between December 31, 2019 and December 31, 2020 primarily due to the re-measurement of these provisions by applying updated expected cash flow estimates and assumptions at the Kittila and Canadian Malartic mines as at December 31, 2020. The higher expected cash flow estimates at the Kittila and Canadian Malartic mines are primarily related to the updated mine closure plans completed during the year.

Deferred income and mining tax liabilities increased by $87.9 million between December 31, 2019 and December 31, 2020 primarily due to the origination and reversal of net taxable temporary differences.

While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. During the year ended December 31, 2020, the Company increased its currency and diesel hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at December 31, 2020, the Company had outstanding currency derivative contracts related to $1,188.0 million of 2021 and 2022 expenditures (December 31, 2019 – $252.0 million) and diesel fuel derivative contracts related to 24.0 million gallons of heating oil (December 31, 2019 – 12.0 million).

Liquidity and Capital Resources

As at December 31, 2020, the Company's cash and cash equivalents and short-term investments totaled $406.5 million compared with $327.9 million as at December 31, 2019. The Company's policy is to invest excess cash in highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) increased to $731.5 million as at December 31, 2020 compared with $326.7 million as at December 31, 2019, primarily due to a repayment of $360.0 million of Senior Notes that were previously classified in current liabilities.

During the year ended December 31, 2020, DBRS Morningstar upgraded the Company's investment grade credit rating to BBB from BBB (low) and changed the trend to Stable from Positive, reflecting the Company's strong financial risk profile. Additionally, Fitch Ratings Inc. issued its inaugural credit rating for the Company, assigning a rating of BBB with a Stable trend in consideration of the Company's strong credit and growing production profile. These ratings are expected to result in a reduction in future financing costs for the Company.

Subject to various risks and uncertainties, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, contractual obligations and planned capital expenditure and exploration programs.

Operating Activities

Cash provided by operating activities increased by $310.4 million to $1,192.1 million in 2020 compared with $881.7 million in 2019. The increase in cash provided by operating activities was primarily due to a 27.2% increase in the Company's

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   19

average realized price of gold. Partially offsetting the increase in cash provided by operating activities was an increase in production costs, an increase in costs related to temporary suspension of mining and exploration activities due to the COVID-19 pandemic, an increase in tax payments, and less favourable working capital changes between periods. Cash provided by operating activities of $881.7 million in 2019 was $276.0 million higher than $605.7 million in 2018 primarily due to an increase in the Company's average realized price of gold, an increase in the sales volume of gold, and more favourable working capital conditions, partially offset by an increase in production costs between periods.

Investing Activities

Cash used in investing activities decreased to $808.8 million in 2020 from $873.9 million in 2019. The decrease in cash used in investing activities between periods was primarily due to a $123.4 million decrease in capital expenditures, partially offset by a $26.2 million increase in net purchases of equity securities and other investments. Cash used in investing activities was $1,204.4 million in 2018, which included capital expenditures of $1,089.1 million.

In 2020, the Company invested cash of $759.3 million in projects and sustaining capital expenditures compared with $882.7 million in 2019. Capital expenditures in 2020 included $109.3 million at the LaRonde mine, $9.8 million at the LaRonde Zone 5 mine, $36.8 million at the Goldex mine, $162.3 million at the Meadowbank Complex, $126.0 million at the Meliadine mine, $52.6 million at the Canadian Malartic mine (the Company's attributable 50% share), $199.1 million at the Kittila mine, $24.5 million at the Pinos Altos mine, $21.6 million at the La India mine and $17.3 million at the Company's other projects. The $123.4 million decrease in capital expenditures between 2020 and 2019 was primarily due to a decrease in construction expenditures at the Meadowbank Complex related to the Amaruq satellite deposit, which achieved commercial production in September 2019.

In 2020, the Company received net proceeds of $8.8 million from the sale of equity securities and other investments compared with $43.7 million in 2019 and $17.5 million in 2018. In 2020, the Company purchased $45.2 million of equity securities and other investments compared with $33.5 million in 2019 and $11.2 million in 2018. The Company's investments in equity securities consist primarily of investments in common shares of entities in the mining industry.

On October 30, 2020, Orla completed the second tranche drawdown of $16.0 million in connection with, and as consideration for the funding commitments provided by the Company under a loan agreement dated December 18, 2019 between, among others, Orla and the Company. The loan agreement relates to a five-year credit facility to provide Orla financing in a principal amount of $125.0 million, of which the Company's aggregate financing commitment is $40.0 million. As at December 31, 2020, an aggregate of $24.0 million was drawn down by Orla under the loan agreement with the Company. The Company owned 21,057,835 common shares, 870,250 2021 warrants (the "2021 Warrants") and 10,400,000 2026 warrants (the "2026 Warrants") as at December 31, 2020, representing approximately 9.20% of the issued and outstanding common shares on a non-diluted basis and 13.49% of the issued and outstanding common shares on a partially-diluted basis, assuming exercise of the 2021 Warrants and the 2026 Warrants held by the Company. Each 2026 Warrant entitles the holder to acquire one common share at a price of C$3.00 at any time prior to December 18, 2026. Each 2021 Warrant entitled the holder to acquire one common share at a price of C$2.35 prior to February 15, 2021. The 2021 Warrants were exercised on February 8, 2021.

On June 11, 2018, the Company closed a transaction with a subsidiary of Newmont Mining Corp ("Newmont"), whereby Newmont purchased Agnico Eagle's 51% interest in the West Pequop Joint Venture and the Company's 100% interest in the Summit and PQX properties in northeastern Nevada (collectively, the "Nevada Properties"). Under the purchase and sale agreement, the Company received a cash payment of $35.0 million and was granted a 0.8% net smelter return ("NSR") royalty on the Nevada Properties held by the West Pequop Joint Venture and a 1.6% NSR on the Summit and PQX properties.

On March 28, 2018, the Company acquired 100% of the Canadian exploration assets of CMC (the "CMC Exploration Assets"), including the Kirkland Lake and Hammond Reef gold projects, by way of an asset purchase agreement (the "CMC Purchase Agreement") dated December 21, 2017. On the closing of the transactions relating to the CMC Purchase Agreement, Agnico acquired all of Yamana's indirect 50% interest in the CMC Exploration Assets, giving Agnico Eagle 100% ownership of CMC's interest in the CMC Exploration Assets. Pursuant to the CMC Purchase Agreement, the effective consideration for the CMC Exploration Assets after the distribution of the sale proceeds by CMC to its shareholders totaled $162.5 million in cash paid on closing. The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $2.9 million were capitalized to the mining properties acquired.

Financing Activities

Cash used in financing activities was $302.8 million in 2020 compared with cash provided by financing activities of $10.6 million in 2019 primarily due to a $160.0 million net repayment of Senior Notes, a $84.8 million increase in dividends

20   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

paid, a $50.0 million decrease in proceeds from stock option plan exercises, and a $15.0 million increase in the repurchase of common shares between periods. Cash provided by financing activities was $274.1 million in 2018.

The Company issued common shares for net proceeds of $104.5 million in 2020 compared to $156.1 million in 2019, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares were $44.7 million in 2018, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.

In 2020, the Company paid dividends of $190.3 million ($0.95 per share) compared with $105.4 million ($0.55 per share) in 2019 and $84.0 million ($0.44 per share) in 2018. Agnico Eagle has declared a cash dividend every year since 1983. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On April 7, 2020, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2020 Notes"). The 2020 Notes consist of $100.0 million 2.78% Series A Senior Notes due 2030 and $100.0 million 2.88% Series B Senior Notes due 2032. The other terms of the Notes are substantially the same as the terms of the existing outstanding Notes of the Company. Proceeds from the 2020 Notes were used to partially fund the repayment at maturity of $360.0 million 2010 6.67% Series B Notes. The remaining balance of the 2010 Series B Notes was repaid using the Company's existing cash resources.

In 2020, the Company drew down $1,075.0 million from the Credit Facility, mostly as a cautionary measure given the uncertainty with respect to the COVID-19 pandemic. The outstanding balance was repaid in full in the course of the year. As at December 31, 2020, the Company's outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit which were $0.9 million as of December 31, 2020, resulting in $1,199.1 million available for future drawdown. On December 14, 2018, the Company amended the Credit Facility to extend the maturity date from June 22, 2022 to June 22, 2023.

On April 5, 2018, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2018 Notes"). The 2018 Notes consist of $45.0 million 4.38% Series A senior notes due 2028, $55.0 million 4.48% Series B senior notes due 2030 and $250.0 million 4.63% Series C senior notes due 2033. Upon issuance, the 2018 Notes had a weighted average maturity of 13.9 years and weighted average yield of 4.57%.

On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Third LC Facility"). Letters of credit issued under The Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at December 31, 2020, the aggregate undrawn face amount of letters of credit under the Third LC Facility was $65.7 million.

On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a C$150.0 million uncommitted letter of credit facility (as amended, the "Second LC Facility"). Effective April 23, 2020, the amount available under the Second LC Facility was increased to C$200.0 million. The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at December 31, 2020, the aggregate undrawn face amount of letters of credit under the Second LC Facility is $102.2 million.

On July 31, 2015, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (as amended, the "First LC Facility"). Effective November 5, 2013, the amount available under the First LC Facility increased from C$175.0 million to C$200.0 million. Effective September 28, 2015, the amount available under the First LC Facility was increased to C$250.0 million. Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2020, the aggregate undrawn face amount of letters of credit under the Second LC Facility is $223.6 million.

The Company was in compliance with all covenants contained in the Credit Facility, First LC Facility, Second LC Facility, Third LC Facility and the $1,575.0 million guaranteed senior unsecured notes as at December 31, 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   21

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements as at December 31, 2020 include outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes of $482.9 million under the Credit Facility and the LC Facilities (see Note 26 to the consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the Company's liquidity position (as outlined in the table below) is sufficient to satisfy any related penalties or obligations.

Contractual Obligations

Agnico Eagle's contractual obligations as at December 31, 2020 are set out below:

	Total	2021	2022-2023	2024-2025	Thereafter

	(millions of United States dollars)
Reclamation provisions(i)	$495.7	$15.3	$35.3	$54.5	$390.6

Contractual commitments(ii)	121.7	96.1	16.3	5.1	4.2

Pension obligations(iii)	64.4	3.0	4.3	23.2	33.9

Lease obligations	123.7	20.5	28.1	17.8	57.3

Long-term debt – principal(iv)	1,575.0	–	325.0	190.0	1,060.0

Long-term debt – interest(iv)	472.8	72.8	121.6	101.3	177.1

Total(v)	$2853.3	$207.7	$530.6	$391.9	$1,723.1

Notes:

(i)
Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company's consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

(ii)
Purchase commitments include contractual commitments for the acquisition of property, plant and mine development. Agnico Eagle's attributable interest in the purchase commitments associated with its joint operations totaled $1.2 million as at December 31, 2020.

(iii)
Agnico Eagle provides defined benefit plans for certain current and former senior officers and certain employees. The benefits are generally based on the employee's years of service, age and level of compensation. The data included in this table have been actuarially determined.

(iv)
The Company has assumed that repayment of its long-term debt obligations will occur on each instrument's respective maturity date.

(v)
The Company's future operating cash flows are expected to be sufficient to satisfy its contractual obligations.

22   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

2021 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2021 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2021:

Amount
(millions of United States dollars)

2021 Mandatory Commitments:

Contractual obligations, including capital expenditures (see table above)	$207.7

Accounts payable and accrued liabilities (as at December 31, 2020)	363.8

Net income taxes payable (as at December 31, 2020)	99.0

Total 2021 mandatory expenditure commitments	$670.5

2021 Discretionary Commitments:

Expected capital expenditures	$737.1

Expected exploration and corporate development expenses	162.6

Total 2021 discretionary expenditure commitments	899.7

Total 2021 mandatory and discretionary expenditure commitments	$1,570.2

As of December 31, 2020, the Company had adequate capital resources available to satisfy its commitments, which include cash, cash equivalents and short-term investments of $406.5 million, working capital (excluding cash, cash equivalents and short-term investments) of $325.0 million and an undrawn $1.2 billion Credit Facility. In addition, the Company anticipated funding its commitments through cash provided by operating activities.

While the Company believes its capital resources will be sufficient to satisfy all 2021 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. The Company believes that it will continue to have sufficient capital resources available to satisfy its planned development and growth activities. See Outlook and Risk Profile – Impact of COVID-19 on the Company's Business and Operations in this MD&A.

In January and February 2021, the Company drew down $0.2 billion on its $1.2 billion Credit Facility. The Company drew down these funds partly in connection with managing working capital and partly in connection with the acquisition of TMAC Resources Inc ("TMAC") which closed on February 2, 2021. The expenditures associated with the TMAC transaction are not included in the table above. See Outlook for more details.

In February 2021, Moody's initiated their inaugural credit rating on Agnico Eagle and assigned a Baa2 issuer rating with a Stable outlook. This should result in a reduction in future financing costs for the Company.

Quarterly Results Review

For the Company's detailed 2020 and 2019 quarterly financial and operating results see Summarized Quarterly Data in this MD&A.

Revenues from mining operations increased by 23.3% to $928.4 million in the fourth quarter of 2020 compared with $753.1 million in the fourth quarter of 2019, which was primarily due to a 26.0% higher average realized price of gold between periods.

Production costs of $374.9 million in the fourth quarter of 2020 were essentially the same compared with production costs of $375.0 million in the fourth quarter of 2019.

Exploration and corporate development expenses increased by 64.3% to $39.0 million in the fourth quarter of 2020 compared with $23.8 million in the fourth quarter of 2019, primarily due to increased exploration drilling at the Odyssey project and at the Upper Beaver project.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   23

Amortization of property, plant and mine development increased by 16.4% to $175.0 million in the fourth quarter of 2020 compared with $150.3 million in the fourth quarter of 2019 primarily due to an increase in the tonnes of ore processed at the Canadian Malartic, Pinos Altos and Meliadine mines. Net income of $205.2 million was recorded in the fourth quarter of 2020 after income and mining taxes expense of $88.8 million compared with a net income of $331.7 million in the fourth quarter of 2019 after income and mining taxes expense of $172.3 million.

Cash provided by operating activities increased by 56.7% to $403.5 million in the fourth quarter of 2020 compared with $257.5 million in the fourth quarter of 2019. The increase in cash provided by operating activities was primarily due to a $175.3 million increase in revenues from mining operations due to higher average realized prices of gold and silver, partially offset by a $15.2 million increase in exploration and corporate development costs between periods.

Outlook

The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. The Company continues to monitor the implications of the worldwide pandemic caused by the novel strain of coronavirus known as COVID-19. The manner and extent that the pandemic, and measures taken as a result of the pandemic by governments and others, will affect the Company in ways that cannot be predicted with certainty. See Forward-Looking Statements and Impact of COVID-19 on the Company's Business and Operations in this MD&A for a discussion of assumptions and risks relating to such statements and information and a discussion of the certain risks facing the Company relating to the pandemic.

2021 and 2022 Outlook Update

The mid-point of payable gold production guidance for 2021 and 2022 is 2.05 and 2.1 million ounces, respectively, which is unchanged from the outlook provided on February 13, 2020. At this time, gold production guidance excludes production from the newly acquired Hope Bay deposits.

2020 Results Comparison to 2020 Outlook

Gold Production and Costs

On March 24, 2020, the Company announced that it was withdrawing its full year 2020 production and cash costs outlook, both Company-wide and at each of its mines, that had been released on February 13, 2020. The withdrawal of this outlook was a result of the reduction in the production activity at the Company's Quebec and Nunavut mines resulting from the Quebec Order and the Company's decision to send home its Nunavut-based workforce, together with the uncertainties with respect to future developments, including the duration, severity and scope of the COVID-19 outbreak and measures taken to contain the outbreak. At the time of the withdrawal of this outlook, the assumption that the Company's Quebec and Nunavut mines could continue operating in the normal course in light of the COVID-19 outbreak was no longer valid.

On April 30, 2020 and in subsequent news releases, the Company provided a new outlook for 2020 regarding Company-wide expected payable gold production volumes and cash costs (the "New Outlook"). Payable gold production for the full year 2020 was 1,736,568 ounces, slightly higher than the New Outlook range of approximately 1.68 and 1.73 million ounces. Total cash costs per ounce of gold produced on a by-product basis for the full year 2020 was $775, which was within the New Outlook range of approximately $740 to $790.

Capital Expenditures and All-In Sustaining Costs per Ounce of Gold Produced

The New Outlook for 2020 included capital expenditures and all-in sustaining costs per ounce of gold produced. These updates were necessary as a result of the suspension or reduction of mining operations at the Company's various mines discussed above.

Total capital expenditures (including sustaining capital) for the full year 2020 was $773.0 million, compared to the New Outlook range of approximately $720.0 to $740.0 million. The increase in capital expenditures compared to the previous guidance is primarily related to additional spending at the Kittila and Meliadine mines and the Meadowbank Complex and the buyback of a royalty at the Hammond Reef project.

At the Kittila mine, approximately $20.0 million of additional capital expenditures resulted from the acceleration of costs in connection with the completion of the mill expansion, the construction of the NP4 tailings pond and the construction of the discharge waterline. At the Meliadine mine, approximately $10.0 million of additional capital expenditures resulted from the accelerated stripping of the Tiriganiaq open pit. At the Meadowbank Complex, approximately $11.0 million of additional capital expenditures were incurred due to the acceleration of development at the IVR pit.

24   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

All-in sustaining costs per ounce of gold produced on a by-product basis for the full year 2020 were $1,051, which was within the New Outlook range of approximately $1,025 to $1,075.

Exploration and Corporate Development Expense

Exploration and corporate development expense for the full year 2020 was $113.5 million, slightly lower than the New Outlook of approximately $114.9 million.

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense for the full year 2020 was $631.1 million in 2020, which was within the New Outlook range of approximately $600.0 to $650.0 million.

General and Administrative Expense

General and administrative expenses for the full year 2020 was $116.3 million, which was within the New Outlook range of approximately $102.0 to $120.0 million.

Operations Outlook

LaRonde Complex

In 2020, the Company strengthened ground support and revised seismic protocols in the West mine area. In 2021, approximately 15% of the tonnage mined and 21% of the gold produced at the LaRonde Complex is expected to be from the West mine area.

The Company continues to focus on its automation strategy to improve productivity and allow for the continuation of mucking activities during non-entry protocols related to seismicity. The target for 2021 is to muck over 17% of the total tonnage for the LaRonde Complex using automated methods. Work is also ongoing so that the Company can commence production drilling using automation techniques.

Infrastructure continues to be developed to provide further access to mine LaRonde 3 below level 311. Construction of the level 308 East mine cooling plant was completed in December 2020 and it is expected to be commissioned in the first quarter of 2021.

At Zone LR11-3, development from level 146 of the LaRonde mine continues on schedule and dewatering of the previously mined area is ongoing. The zone is expected to be reached in the second half of 2021 and production activities are expected to begin in 2022.

In order to continue tailings deposition over the remaining LaRonde mine life, a drystack tailings facility is under construction which is expected to be operational by the end of 2022. Drystacking will help limit the footprint of the new tailings facility and facilitate the closure of the main tailings ponds.

To examine and drill test the potential of under-explored areas located 1.0 to 3.0 kilometres from surface below LZ5 and west of the 20N Zone, three exploration drifts are planned to be developed in 2021. At a depth of 1.1 kilometres below surface, the rehabilitation of the exploration trackdrift on level 9 is on-going and is expected to be ready for exploration drilling in the fourth quarter of 2021. At a depth of 2.2 kilometres below surface, the trackdrift on level 215 that extends westward from the LaRonde mine will be rehabilitated and extended over the next two years. At a depth of 2.8 kilometres below surface, the development of exploration drift 290w is underway.

Goldex Mine

The Goldex Deep 1 project (the top part of the Deep Zone, between 850 and 1,200 metres depth) has been in production since July 2017. An exploration ramp that began construction in 2018 from level 120 (1,200 metres depth) continues to extend into the Deep 2 Zone (the bottom part of the Deep Zone, between 1,200 and 1,800 metres depth). In 2021, the Company continues to evaluate the potential to increase mining rates in the Deep 1 and Deep 2 zones as well as the South Zone. Mineralization at Deep 2 remains open laterally and at depth, while the South Zone is open in all directions. Exploration in 2021 is expected to focus on expanding and upgrading the mineral reserves and mineral resources in each of these zones.

The development pace of the South Zone remained high in the fourth quarter of 2020, as the Company prioritized lateral development over stoping. The majority of the development has now been completed and production levels from the

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   25

South Zone are expected to increase in the first quarter of 2021. The Company continues to evaluate the potential for the South Zone to provide additional incremental ore feed and grade flexibility to the Goldex mill.

Meadowbank Complex

In the fourth quarter of 2020, production rates at the Amaruq open pit continued to show consistent improvement and achieved record quarterly production of approximately 3.8 million tonnes mined per month. A strong performance was also achieved in production drilling in both the IVR and Whale Tail pits, which resulted in a significant increase in total broken ore inventory. The good availability of the production fleet (due to improved maintenance in 2020), the optimization of the equipment dispatch, the commissioning of two new 777D haul trucks and two new 650 Sandvik drills and the increased face availability in the pit were determining factors for the strong operational performance. Mining activities are expected to remain at similar levels in 2021.

Improving the reliability of the long-haul truck ("LHT") fleet remains a focus. Good road conditions, reliability improvements, the addition of four new LHTs and favourable caribou migration patterns this fall allowed for effective utilization of the LHT fleet in the fourth quarter of 2020.

A contractor fleet of three 100-tonne trucks and a dedicated loader remained active in the fourth quarter of 2020 to accelerate the development of the IVR pit and provide additional production flexibility in 2021.

The delineation of higher-grade mineralization at depth below the proposed open pits at the Amaruq satellite deposit led to the decision to construct an exploration ramp into the Whale Tail deposit in 2017. Ramp development commenced in 2018 using a phased approach in order to manage capital costs. In 2020, work on the underground project was reduced due to the restrictions on mining activities in the second quarter of 2020 in response to the COVID-19 pandemic and as the Company focused its priorities on completing the ramp-up of open pit mining activities at Amaruq. With open pit mining operations now satisfactory, the Amaruq underground project has now been approved for development and first gold production is expected in early 2022. The objective is to mine higher-grade underground portions of the deposit in conjunction with the open pits.

The existing exploration portal and ramp will also be used for development and production. The exploration ramp is currently at a depth of approximately 340 metres below surface and in 2021, approximately 2,421 metres of underground development are planned. A traditional truck and scoop tram approach has been selected for underground mucking and hauling. Once at surface, ore will be moved by long haul trucks for treatment at the Meadowbank processing plant.

The mining rate at Amaruq underground is expected to start at 1,500 tpd and then ramp-up to 2,300 tpd. Over the five-year mine life, the average mining rate is expected to be approximately 2,000 tpd. The mine plan includes a pre-production period with operational ramp-up from the second quarter of 2021 to the third quarter of 2022. Commercial production is expected in the fourth quarter of 2022 and production is expected to continue until the end of 2026.

Ore from the underground mine will be prioritized for transportation to the Meadowbank processing plant as it is expected to have a higher gold content. Underground tailings will be mixed with open pit tailings prior to deposit in-pit at the Meadowbank site.

The underground mineralization is open in several directions. Any potential increase in surface mining activities could lead to increased underground production. In 2021, exploration activities at the Meadowbank Complex are focused on delineating new near surface ore sources.

Meliadine Mine

At the Tiriganiaq open pit, overburden stripping has been accelerated using a contractor to provide additional mining flexibility for both tonnage and grade in 2021. Pre-commercial gold production at Tiriganiaq is expected to be approximately 29,000 ounces in 2021.

Underground performance continued to improve in 2020, peaking in December at 3,744 tpd. Stope mining in the recently dewatered and recommissioned higher grade RP3 mining horizon continued at a good rate and without any increase to the ground water inflows. This new horizon is expected to provide additional mining flexibility for both tonnage and grade in 2021.

In 2021, milling rates are expected to average approximately 4,600 tpd. The Phase 2 mill expansion remains on track and is expected to increase throughput to approximately 6,000 tpd in 2025.

Permitting activities in connection with the Water License Amendment are continuing. The application includes a long-term increase of total dissolved solids and an alternative to divert surface contact water to the waterline to provide additional flexibility to the operation. The technical meeting was completed in 2020 and the community information session and

26   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

pre-hearing conference was completed on January 19, 2021. The public hearing with the Nunavut Water Board is now scheduled for April 1-2, 2021. The Company expects to receive the water license amendment approval in May or June 2021.

Positive drilling results at the Discovery deposit have allowed the Company to declare an initial probable mineral reserve at December 31, 2020 of 363,000 ounces of gold (2.1 million tonnes grading 5.41 g/t gold) at underground depths, including mineralization accessible by crown pillar mining methods. The Company believes the Discovery deposit could be developed into a satellite mining operation to provide ore feed to the existing mill facility at the Meliadine mine, and expects to complete an internal technical evaluation of the Discovery deposit in 2021.

The Discovery deposit remains open to the east at depth, along a steep plunge corresponding to the main ore shoot. Drilling at Discovery in 2021 will continue to test the deposit's main plunge as well as the parallel ore shoot to the west at depth to expand the mineral resources and to continue converting inferred mineral resources to indicated mineral resources.

Canadian Malartic Mine

In 2020, the Partnership approved the start of construction of surface infrastructure and an underground exploration ramp into the East Gouldie, Odyssey and East Malartic zones, collectively known as the Odyssey project. This ramp will provide additional access for exploration drilling to expand and upgrade the current mineral resource base, and allow for bulk sampling of up to 40,000 tonnes of mineralized material. The Odyssey project exploration ramp portal was completed during the fourth quarter of 2020. At year-end 2020, the ramp had progressed 102 metres and an additional 1,500 metres of ramp is planned in 2021.

Production using the ramp is expected to begin at Odyssey South in late 2023, increasing up to 3,500 tpd in 2024. Collaring of the shaft and installation of the headframe is expected to commence in the second quarter of 2021, with shaft sinking activities expected to begin in late 2022. The shaft will have an estimated depth of 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter production in 2029 and 2030, respectively.

Capital expenditures from 2021 to 2028 are expected to total approximately $1.34 billion (on a 100% basis), which includes $1.1 billion in initial capital expenditures and $191.0 million in additional growth capital expenditures. During the 2021 to 2028 period, gold production is forecast to be approximately 932,000 ounces at total cash costs of approximately $800 per ounce.

Average annual payable production is approximately 545,000 ounces of gold from 2029 to 2039, at total cash costs per ounce of approximately $630. Sustaining capital expenditures are expected to gradually decline from 2029 to 2039, with an expected average of approximately $56.0 million per year.

The forecast parameters surrounding the Company's proposed operations at the Odyssey project were based on the results of an internal technical study which were incorporated into section 24 of a NI 43-101 technical report for the Canadian Malartic operation (the "CM Report"). The CM Report is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized. The basis for the CM Report and the qualifications and assumptions made by the qualified person who undertook the CM Report are set out in the Company's news release dated February 11, 2021. The results of the CM Report had no impact on the results of any pre-feasibility or feasibility study in respect of the Odyssey project.

Hope Bay Mine

On February 2, 2021, Agnico Eagle completed the acquisition of TMAC for consideration of approximately $226.0 million, consisting primarily of cash used to purchase all outstanding shares of TMAC. In connection with the transaction, TMAC's outstanding debt of $134.0 million was repaid. The acquisition also triggered a one-time option to buy-back a 1.5% net smelter return royalty on Hope Bay property from Maverix Metals Inc. which was purchased for $50.0 million.

With the acquisition of TMAC, the Company acquired a 100% interest in the Hope Bay Property, which is located in the Kitikmeot region of Nunavut. The 80-kilometer long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston), with historical mineral reserves and mineral resources and over 90 regional exploration targets. Agnico Eagle believes that the Hope Bay property is similar in scale and scope to its Meliadine property.

In 2021, the Company expects to continue mining at the Doris deposit while undertaking optimization efforts. Assuming a gold price of $1,750 per ounce and a US$/C$ foreign exchange rate of 1.30, Hope Bay is forecast to be approximately cash flow neutral in 2021. The Hope Bay mine is not currently included in the Company's production, cost or capital expenditure

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   27

guidance for 2021. On a quarterly basis during 2021, the Doris deposit is expected to produce approximately 18,000 to 20,000 ounces of gold at total cash costs per ounce of $950 to $975.

In 2021, the Company expects to initiate a property wide exploration program and evaluate the Madrid and Boston deposits for future production. The Company believes that the Hope Bay mine could ultimately produce 250,000 to 300,000 ounces of gold per year at reasonable costs and capital spending levels.

Kittila Mine

In 2020, the Kittila mine achieved a record full year ore production of approximately 1.85 million tonnes. This performance is driven by improved fleet management and increased usage of automation. The mine has been testing autonomous hauling trucks and tele-remote equipment and is targeting to achieve 50% of production drilling and 15% of hauling remotely in 2021.

The commissioning of the expanded mill was completed ahead of schedule and the ramp-up towards the design capacity of 2.0 mtpa is on-going. Two strategically important environmental construction projects to increase the mill production rate, the NP4 tailings pond and the discharge waterline, were completed and commissioned in the fourth quarter of 2020. With the completion of these projects, Kittila production flexibility has significantly improved for 2021.

The shaft sinking project execution remains challenging due to COVID-19 travel restrictions. Local resources have been added to the shaft sinking contractor team and commissioning is expected to be completed during the first half of 2022. The budget for the Kittila expansion project was updated in the third quarter of 2020 and is still forecast to be between €190.0 to €200.0 million.

Pinos Altos Mine

During 2020, the Cerro Colorado mining sequence was adjusted to manage challenging ground conditions. The reconditioning activities in the affected area were completed in the fourth quarter of 2020. The stopes that had been planned to be mined in 2020 but were unavailable are expected to be mined in future years. A revised mining plan has been adopted which balances reduced tonnage from Cerro Colorado with increased production from other zones. Underground development has been accelerated in those alternate mining areas in preparation for 2021.

In addition, a third-party audit on Cerro Colorado ground conditions has been completed and a preliminary analysis was reviewed in the fourth quarter of 2020. A proposed action plan, which includes adjustments to the planning process, ground support, mining methods and mining sequence, will be implemented in the first quarter of 2021.

At the Sinter deposit, located approximately two kilometers northwest of the Pinos Altos mine site, production started in the fourth quarter of 2020. The underground mine is expected to provide additional flexibility to the Pinos Altos operation in 2021.

At the Cubiro deposit, positive exploration drilling results from the 2020 exploration program has allowed the Company to declare probable mineral reserves at Cubiro of 143,000 ounces of gold and 860,000 ounces of silver (1.5 million tonnes grading 3.00 g/t gold and 18.02 g/t silver) at underground depths. The Company is evaluating the potential to bring the deposit into production in 2022.

La India Mine

The La India heap leach pad construction phase III is approximately 70% complete and it is expected to be finished in the second quarter of 2021.

The Company continues to perform evaluation work and scenario analysis on the Chipriona deposit and other sulphide opportunities. The Chipriona deposit is located approximately one kilometer north of the La India mine.

Production Summary

The Company now has five cornerstone production assets (the LaRonde and Meadowbank Complexes and the Canadian Malartic, Kittila and Meliadine mines) each with annual production rates of approximately 250,000 to 400,000 ounces of payable production of gold. In 2020, the Company achieved payable gold production of 1,736,568 ounces. As the Company optimizes this expanded production platform, it expects to continue to deliver on its vision and strategy. The Company expects that the main contributors to achieving the targeted levels of payable gold production, mineral reserves and mineral resources in the near term will include:

  •
  continued ramp-up of the Nunavut operations;

28   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

  •
  continued mill and mine plan optimization; and

  •
  continued conversion of Agnico Eagle's current mineral resources to mineral reserves.

Financial Outlook

As of the date of this MD&A, the Company does not expect that the COVID-19 pandemic will affect its planned 2021 capital expenditure and exploration program, but cannot provide any assurances that proposed capital expenditure or exploration activities will not be delayed, postponed or cancelled whether as a result of the COVID-19 pandemic, measures taken associated with the pandemic or otherwise. See Forward-Looking Statements and Impact of COVID-19 on the Company's Business and Operations in this MD&A for a discussion of assumptions and risks relating to such statements and information and a discussion of the certain risks facing the Company relating to the pandemic.

Revenue from Mining Operations and Production Costs

In 2021, the Company expects to continue to generate solid cash flow with payable production of approximately 2,047,500 gold ounces (including 29,000 ounces of pre-commercial production at the Meliadine mine relating to the Tiriganiaq open pit but excluding production at the Hope Bay mine) compared with 1,736,568(i) ounces in 2020. This expected increase in payable production of gold ounces is primarily due to the expected return to normal operations at all of the Company's mine sites following measures being put in place in response to the COVID-19 pandemic and continued ramp-up of production at the Meliadine mine and the Amaruq satellite deposit.

Note:

(i)
Includes 36,416 ounces of payable production of gold associated with the Barnat deposit at the Canadian Malartic mine, the IVR deposit at the Meadowbank Complex and the Tiriganiaq open pit deposit at the Meliadine mine which were produced prior to the achievement of commercial production at these sites.

The table below sets out actual payable production in 2020 and expected payable production in 2021 (excluding Hope Bay):

	2021 Forecast	2020 Actual

Gold (ounces)	2,047,500	1,736,568

Silver (thousands of ounces)	3,143	3,365

Zinc (tonnes)	7,326	6,259

Copper (tonnes)	3,226	3,069

In 2021, the Company expects total cash costs per ounce of gold produced on a by-product basis to be between $700 and $750. At the LaRonde Complex total cash costs per ounce of gold produced on a by-product basis is expected to be approximately $587 compared with $517 in 2020. In calculating expectations of total cash costs per ounce of gold produced on a by-product basis for the LaRonde mine, net silver, zinc and copper by-product revenue offsets production costs. Therefore, production and price assumptions for by-product metals play an important role in the LaRonde Complex's expected total cash costs per ounce of gold produced on a by-product basis due to its significant by-product metal production. The Pinos Altos mine also generates significant silver by-product revenue. An increase in by-product metal prices above forecast levels would result in improved total cash costs per ounce of gold produced on a by-product basis at these mines. Total cash costs per ounce of gold produced on a co-product basis are expected to be approximately $733 in 2021 at the LaRonde Complex compared with $664 in 2020.

As production costs at the LaRonde and Meadowbank Complexes as well as the Goldex, Meliadine and Canadian Malartic mines are incurred primarily in Canadian dollars, production costs at the Kittila mine are incurred primarily in Euros and a portion of the production costs at the Pinos Altos and La India mines are incurred in Mexican pesos, the US dollar/Canadian dollar, US dollar/Euro and US dollar/Mexican peso exchange rates also affect the Company's expectations for the total cash costs per ounce of gold produced both on a by-product and co-product basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   29

The table below sets out the metal price and exchange rate assumptions used in deriving the expected 2021 total cash costs per ounce of gold produced on a by-product basis (forecast production for each metal is shown in the table above) as well as the actual market average closing prices for each variable for the period of January 1, 2021 through February 28, 2021:

	2021 Assumptions	Actual Market Average (January 1, 2021 - February 28, 2021)

Silver (per ounce)	$22.00	$26.58

Zinc (per tonne)	$2,205	$2,726

Copper (per tonne)	$6,614	$8,217

Diesel (C$ per litre)	$0.65	$0.75

US$/C$ exchange rate (C$)	$1.30	$1.27

US$/Euro exchange rate (Euros)	€0.83	€0.82

US$/Mexican peso exchange rate (Mexican pesos)	20.00	20.11

See Risk Profile – Commodity Prices and Foreign Currencies in this MD&A for the expected impact on forecast 2021 total cash costs per ounce of gold produced on a by-product basis of certain changes in commodity prices and exchange rate assumptions.

Exploration and Corporate Development Expenditures

In 2021, Agnico Eagle expects to incur exploration and corporate development expenses of approximately $162.6 million.

A large component of the 2021 exploration program will include programs at the Kittila mine in Finland, the Canadian Malartic mine and LaRonde Complex in the Abitibi region of northwest Quebec, the Kirkland Lake project in northeastern Ontario, the Meliadine and Hope Bay mines in Nunavut, and the Santa Gertrudis project, Pinos Altos and La India mines in Mexico. The objective of these exploration programs is to build on recent exploration success in order to identify additional mineral resources and convert mineral resources into mineral reserves as part of the Company's general strategy to develop the full potential of existing operations and the project pipeline.

At the Kittila mine, the Company expects to spend $14.3 million for 74,500 metres of drilling focused on the Main zone in the Roura and Rimpi areas as well as the Sisar zone. The drilling includes 65,000 metres of capitalized conversion drilling at the mine as described above and 9,500 metres of expensed exploration drilling on targets beyond the current mineral resource area, especially at depth.

At the Canadian Malartic mine, the Partnership expects to spend $11.9 million (50% basis) for 141,400 metres (100% basis) of exploration and conversion drilling focused on infilling the East Gouldie zone to improve confidence in the mineral resource and refine the geological model. With ramp development underway as part of the Odyssey project, the Partnership will be able to initiate underground conversion drilling from the ramp in 2021. The Partnership is planning to spend another $3.1 million (50% basis) on 32,000 metres (100% basis) on exploration drilling to test other regional targets at Canadian Malartic, including the Rand Malartic and East Amphi properties.

At the LaRonde Complex, the Company expects to spend $14.1 million to develop new exploration drifts from the LaRonde 3 infrastructure towards the west below the LZ5 mine workings and for 39,800 metres of drilling into multiples targets including Zone 5, Zone 6, Zone 20N and the recently discovered Zone 20N Zn South with the aim of adding new mineral reserves and mineral resources to extend the mine life of the LaRonde Complex into the 2030's.

At the Goldex mine, the Company expects to spend $6.5 million for 67,500 metres, including 61,500 metres of conversion and 6,000 metres of exploration drilling, focused on the M, Deep 1, Deep 2 and South zones.

At the Kirkland Lake project in Ontario, the Company expects to spend $14.0 million for 52,200 metres, including $9.1 million for 36,500 metres of exploration and conversion drilling at the Upper Beaver deposit in preparation for an internal evaluation expected to be completed at the end of 2021. Elsewhere at the Kirkland Lake project, another $4.9 million in expenditures is planned for 15,700 metres of drilling on several targets including the Upper Canada deposit.

30   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

At the Meadowbank Complex, the Company expects to spend $7.0 million for 34,900 metres of drilling, including 23,900 metres of conversion and 11,000 metres of exploration drilling, focused at testing open-pit extensions and further underground potential of the deposits at the Amaruq satellite operation.

At the Meliadine mine, the Company expects to spend $8.3 million for 44,000 metres of capitalized exploration with a focus on conversion drilling at the Tiriganiaq, Normeg and Wesmeg deposits, as well as exploration drilling of the Tiriganiaq, Wesmeg, Pump and F-Zone deposits, which are all open at depth.

Elsewhere in the Kivalliq region of Nunavut, the Company expects to spend $9.0 million for 20,600 metres of drilling on regional exploration, including 10,000 metres of drilling in the Meadowbank area and 7,000 metres of drilling in the Meliadine area with a primary focus on investigating for new open-pit potential near existing infrastructure. Another 3,600 metres are expected to be drilled on other exploration targets in the region.

At the Hope Bay mine, the Company expects to spend $16.2 million for 69,600 metres of drilling, including $5.5 million for 29,800 metres of delineation drilling to support production at the Doris mine and $10.7 million for 39,800 metres of drilling on exploration targets around the Doris, Madrid and Boston deposits and other targets along the belt. The Company is currently evaluating exploration priorities and drilling to be performed on each program and may adjust the allocation during the course of 2021.

At the Santa Gertrudis project in Sonora, Mexico, the Company expects to spend $11.0 million for 30,000 metres of drilling that will be focused on expanding the mineral resource, testing the extensions of high-grade structures such as the Amelia deposit, exploring new targets and completing metallurgical test work. An updated mineral reserve and mineral resource estimate and an updated preliminary economic assessment are expected to be completed in 2021.

At the Pinos Altos mine, the Company expects to spend $3.9 million for 20,000 metres of drilling, including 10,000 metres to infill and expand the mineral resource at Cubiro and as well as exploration drilling to test the depth potential of the Cerro Colorado, Santo Nino and Reyna East zones and other targets on the property.

At the La India mine, the Company expects to spend $4.0 million for 20,000 metres of drilling to investigate for shallow, near surface oxide targets and to grow and infill the Chipriona polymetallic sulphide deposit.

Exploration programs are designed to infill and expand known deposits and test other favourable target areas that could ultimately supplement the Company's existing production profile. Exploration is success-driven and thus planned exploration could change materially based on the interim results of the various exploration programs. When it is determined that a project can generate future economic benefit, the costs of drilling and development to further delineate the ore body on such a property are capitalized. In 2021, the Company expects to capitalize approximately $44.6 million of drilling and development costs related to further delineating ore bodies and converting mineral resources into mineral reserves.

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense is expected to be between $700.0 million and $750.0 million in 2021 compared with $631.1 million in 2020.

Other Expenses

General and administrative expenses are expected to be between $115.0 million and $135.0 million in 2021 compared with $116.3 million in 2020. In 2021, the Company expects additional other expenses to be approximately $10.0 million in connection with sustainable development activities in the Abitibi region of Quebec.

Capital Expenditures

Capital expenditures, including sustaining capital, construction and development costs and capitalized exploration costs, are expected to total approximately $803.0 million in 2021. The Company expects to fund its 2021 capital expenditures through operating cash flow from the sale of its gold production and the associated by-product metals. Significant components of the expected 2021 capital expenditures program include the following:

  •
  $351.4 million in sustaining capital expenditures relating to the LaRonde Complex ($95.3 million), Canadian Malartic mine ($71.5 million – 50% portion attributable to the Company), Meliadine mine ($46.1 million), Meadowbank Complex ($40.4 million), Kittila mine ($40.3 million), Pinos Altos mine ($28.1 million), Goldex mine ($18.1 million), La India mine ($7.0 million) and other projects ($4.6 million);

  •
  $407.0 million in capitalized development expenditures relating to the Amaruq underground project ($99.0 million), Meliadine mine ($64.8 million), Canadian Malartic mine ($61.9 million – 50% portion attributable to the Company),

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   31

    Kittila mine ($61.7 million), the LaRonde Complex ($51.7 million), Pinos Altos mine ($26.6 million), Goldex mine ($19.2 million), La India mine ($16.4 million), and Meadowbank Complex ($5.7 million); and

  •
  $44.6 million in capitalized exploration expenditures.

In 2021, a significant portion of the Company's capital commitments are expected to relate to the construction of the Amaruq underground project, the Odyssey project at the Canadian Malartic mine and the underground shaft at the Kittila mine. The capital commitments related to these projects are forecast to be approximately $99.0 million, $61.9 million and $61.7 million in development expenditures which represents 12.3%, 7.7% and 7.7% respectively of the expected $803.0 million in total capital expenditures in 2021.

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets using the Company's securities, cash or a combination thereof. If cash is used to fund acquisitions, Agnico Eagle may be required to issue debt or securities to satisfy cash payment requirements.

All-in Sustaining Costs per Ounce of Gold Produced

The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues.

Agnico Eagle's all-in sustaining costs per ounce of gold produced on a by-product basis are expected to be approximately $950 to $1,000 in 2021 compared with $1,051 in 2020.

Risk Profile

The Company is subject to significant risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. The risks described below are not the only ones facing the Company. The risk factors below may include details of how the Company seeks to mitigate these risks where possible. For a more comprehensive discussion of these inherent risks, see "Risk Factors" in our most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities.

Impact of COVID-19 on the Company's Business and Operations

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner in which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company and cannot be predicted with certainty.

COVID-19 and these measures have had and may continue to have an adverse impact on many aspects of the Company's business including, employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company. Measures taken by governments, the Company or others could result in the Company reducing or suspending operations at one or more of its mines.

In response to the Quebec Order, the Company took steps to ramp down its operations in the Abitibi region of Quebec (the LaRonde, LaRonde Zone 5, Goldex and Canadian Malartic mines). During the period of suspension, each of these operations remained on temporary suspension, and minimal work took place. With the lifting of the Quebec Order, commencing on April 15, 2020, the Company restarted operations in the Abitibi region, ramped up production gradually to regular capacity over the course of the second quarter of 2020. The Company continued to manage tracing, isolation and disinfection protocols, and maintain open communication channels with various ministries and local authorities throughout the second half of 2020 and through the first few months of 2021.

As a result of the Quebec Order, the Company also significantly reduced activities at the Meliadine mine and Meadowbank Complex in Nunavut, which are fly-in/fly-out mining camps, serviced out of Quebec. Mining and milling activities in the

32   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Nunavut operations gradually returned to normal levels and were ramped up to full capacity in June 2020. Following the ramp-up period, the Company's Nunavut operations continued to effectively manage tracing, isolation and disinfection protocols, and made arrangements to acquire a new testing lab to implement more frequent re-testing of employees on-site during their rotation. In Nunavut, the Kivalliq region reported its first COVID-19 cases in November 2020 and the government of Nunavut implemented mandatory, territory-wide restrictions. The Company's local team provided rapid and effective assistance, including snow removal, providing financial support for equipment rental and manpower, and funding food hampers and health and safety supplies for affected communities.

Following the declaration of a state of public health emergency relating to COVID-19 by the Government of Nunavut, the Company also decided to send home its Nunavut-based workforce from its Meliadine and Meadowbank operations as well as its exploration projects, as part of an effort to limit the risk of spread of COVID-19 in Nunavut. There is currently no set date for the Nunavut-based workforce to return to work; however, as the distribution of COVID-19 vaccines has begun in local Nunavut communities, the Company is preparing to reintegrate the Nunavut-based workforce to its operations in the course of 2021. The Company is in regular discussions with community leaders, the Nunavut chief medical officer and local government officials to establish when and how a return to work could be accomplished while maintaining the safety of Nunavut communities.

In response to the Decree, mining operations at the Company's Mexican operations (Pinos Altos, Creston Mascota and La India mines) were ramped down. Most of the activity at these operations was suspended by the Company with the exception of heap leaching at the Creston Mascota and La India mines. The Company re-started operations on May 18, 2020 and gradually ramped up production to normal levels at all mines by the end of June 2020. Throughout the second half of 2020 and through the first few months of 2021, the Company's Mexican operations continued to reinforce screening and testing protocols to detect COVID-19 cases prior to permitting entrance to its sites and to control the spread of the virus amid rising numbers of confirmed COVID-19 cases in the states of Chihuahua and Sonora where the Company's mines are located.

The government of Finland did not mandate the suspension of business activities to respond to the COVID-19 pandemic. With the exception of a 3-day mine shutdown in April 2020 to manage one positive COVID-19 case, underground and mill operations operated at normal levels in the course of the second quarter under new preventive and safety protocols. However, as a result of travel restrictions, shaft sinking activities were not resumed until July 2020 which required the addition of local resources. As a result of the COVID-19 restrictions, the completion of the project will be delayed by 6 months until the first half of 2022. The Company also opened a COVID-19 testing facility to provide testing capacity to employees and contractors at the site as well as to residents in the Kittila municipality.

In response to each region's government-mandated restrictions, exploration drilling at certain projects was temporarily suspended and exploration offices were closed during the second quarter of 2020. By the end of June, most sites restarted their activities, with the focus on pipeline projects, near mine opportunities and reserve and resource replacement, and work continued with little interruption at major projects through the balance of 2020.

As a result of the COVID-19 pandemic, the Company took action to help prevent the spread of the outbreak at its sites and protect its employees, contractors and the communities in which it operates. The Company is continuing to adjust protocols in response to the second wave of COVID-19. The enhanced health and safety measures included:

  •
  screening employees and contractors before entering the Company's sites for potential symptoms of COVID-19, including setting up mobile laboratories for on-site testing for COVID-19 at the Nunavut sites as well as at the Val d'Or and Mirabel airports that are used to service the Nunavut sites;

  •
  adopting isolation protocols for people exhibiting symptoms, who have traveled recently, or who were in close contact with a confirmed or probable COVID-19 case;

  •
  contact tracing of individuals that may have been exposed to the virus;

  •
  increasing cleaning and disinfection services in lunchrooms, change areas and workplaces; and

  •
  modifying of mining protocols to facilitate physical distancing.

Some of the measures implemented to manage the COVID-19 outbreak are expected to remain in place for the foreseeable future and will increase the production costs at the Company's operations. These costs relate mostly to increased sanitizing personnel, personal protective equipment ("PPE"), testing of employees and contractors, operating of testing labs, additional employee transportation, and supplies and health support to surrounding communities.

Due to border closures and travel restrictions imposed by federal, provincial, state and local governments, the Company suspended non-essential travel for all employees, including non-essential visits to the Company's mines and projects. The Company also initially instituted a change to the shift rotation of its employees at Nunavut sites, which operate as fly-in/fly-out

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   33

camps, to 28 days from 14 days to increase the safety of its employees and the communities; however, with the new screening and testing protocols in place, the shift rotation went back to the usual 14 days in June 2020. In addition, while the Company's corporate office and regional offices were initially closed, and employees were requested to work from home, these offices were subsequently re-opened under new hygiene and physical distancing protocols. As employees whose work does not require physical presence in the office continue to work remotely, the Company has utilized various technology solutions to limit the adverse impact of travel restrictions and remote work arrangements on the Company's ability to operate and adhere to its business goals. Further measures taken by governments, the Company or others related to COVID-19 may adversely affect workforce productivity and availability, including the ability to transport personnel to and from the mine sites located in Nunavut.

The Company continues to assess the logistics challenges to its supply chain and distribution methods to deliver its dore bar and concentrate products from mines to third-party refineries and smelters. The Company has observed limited impact to the supply chain to date. The Company has sufficient stock of critical components and has worked closely with its key suppliers to secure future delivery of materials. Inventory of PPE, tires, cyanide, reagents and other critical parts has been increased at all sites. The sealift season, delivering materials and equipment to Nunavut operations, was completed with no significant interruption. Similarly, the Company has not experienced significant disruption to its distribution network and ability to deliver its products to smelting and refining facilities or ability to sell finished products to its customers. However, further measures taken by governments, the Company or others related to COVID-19 may adversely affect the Company's availability of supplies or its ability to sell or deliver gold dore bars or concentrate.

There are significant uncertainties with respect to future developments and impact on the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and any current or further measures taken by governments, the Company and others in response to the pandemic. While the Company worked closely with the authorities and mining associations to have mining classified as an essential business both by the Quebec and Mexican governments, further suspension or reduction of operations may be required by the Company in response to additional government measures or other measures that the Company otherwise deems appropriate.

Financial Instruments

The Company's principal financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and derivative financial instruments. The Company uses these financial instruments to manage its cash flows used to support ongoing operations and future growth.

The Company's principal financial assets are comprised of cash and cash equivalents, short-term investments, trade receivables, equity securities and derivative financial instruments, including share purchase warrants. Cash and cash equivalents, short-term investments and trade receivables are generated by the Company's operations. Equity securities and share purchase warrants are generally strategic investments made in other mining companies.

Using financial instruments exposes the Company to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, commodity price risk and foreign currency risk, as discussed below).

Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with high quality counterparties such as major banks and limiting concentration risk.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company mitigates liquidity risk primarily by monitoring its debt rating and the maturity dates of existing debt and other payables.

Interest Rates

The Company's current exposure to market risk for changes in interest rates relates primarily to drawdowns on its Credit Facility and its investment portfolio. Drawdowns on the Credit Facility are used primarily to fund a portion of the capital expenditures related to the Company's development projects and working capital requirements. As at December 31, 2020, there were no amounts outstanding on the Company's Credit Facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2020, short-term investments were $3.9 million.

34   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Amounts drawn under the Credit Facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavourable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates.

Commodity Prices and Foreign Currencies

Agnico Eagle's net income is sensitive to metal prices and the US dollar/Canadian dollar, US dollar/Euro and US dollar/Mexican peso exchange rates.

Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of other metals may be attributed to factors such as demand and global mine production levels. Changes in the market price of diesel may be attributed to factors such as supply and demand. Changes in exchange rates may be attributed to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2020, the ranges of metal prices, diesel prices and exchange rates were as follows:

  •
  Silver: $11.64 — $29.86 per ounce, averaging $20.51 per ounce;

  •
  Zinc: $1,772 — $2,852 per tonne, averaging $2,267 per tonne;

  •
  Copper: $4,577 — $7,974 per tonne, averaging $6,183 per tonne;

  •
  Diesel: C$0.43 — C$0.92 per litre, averaging C$0.64 per litre;

  •
  US dollar/Canadian dollar: C$1.27 — C$1.47 per $1.00, averaging C$1.34 per $1.00;

  •
  US dollar/Euro: €0.81 — €0.94 per $1.00, averaging €0.88 per $1.00; and

  •
  US dollar/Mexican peso: 18.52 — 25.78 Mexican pesos per $1.00, averaging 21.50 Mexican pesos per $1.00.

In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no forward gold sales. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and by-product metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum by-product metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance realized by-product metal prices. The Company's policy does not allow speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. The Company enters into currency hedging transactions under its Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as it does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes. As at December 31, 2020, there were foreign exchange derivatives outstanding related to $1,188.0 million of 2021 and 2022 expenditures. During the year ended December 31, 2020 the Company recognized a gain of $40.1 million on foreign exchange derivatives in the gain on derivative financial instruments line item of the consolidated statements of income (loss).

Cost Inputs

The Company considers and may enter into risk management strategies to mitigate price risk on certain consumables including, but not limited to, diesel fuel. These strategies may include longer term purchasing contracts and financial and derivative instruments. As at December 31, 2020, there were derivative financial instruments outstanding relating to 24.0 million gallons of heating oil. During the year ended December 31, 2020 the Company recognized a loss of $16.0 million on heating oil derivatives in the gain on derivative financial instruments line item of the consolidated statements of income (loss).

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   35

Operational Risk

The LaRonde Complex (including LZ5), Meliadine and Canadian Malartic mines were the Company's most significant contributors in 2020 to the Company's payable production of gold at 20.1%, 18.4% and 16.4%, respectively, and are expected to account for a significant portion of the Company's payable production of gold in the future.

Mining is a complex and unpredictable business and, therefore, actual payable production of gold may differ from expectations. Adverse conditions affecting mining or milling may have a material adverse impact on the Company's financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

Regulatory Risk

The Company's mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal and tailings management, toxic substances, environmental protection, greenhouse gases, mine safety, reporting of payments to governments and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities on mining properties or more stringent implementation or interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of new mining properties. Regulatory enforcement, in the form of compliance or infraction notices, has occurred at some of the Company's mines and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Controls Evaluation

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's ICFR.

DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.

In response to the COVID-19 pandemic, the Company asked all of its corporate office staff and many site administrative staff at regional, mine site and exploration offices to work from home. These offices were subsequently re-opened under new hygiene and physical distancing protocols; however, employees whose work does not require physical presence in the office may continue to work remotely. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company continues to monitor whether remote work arrangements have adversely affected the Company's ability to maintain internal controls over financial reporting and disclosure controls and procedures. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

36   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR and DC&P as at December 31, 2020. Based on this evaluation, management concluded that the Company's ICFR and DC&P were effective as at December 31, 2020.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 22, 2021 were exercised:

Common shares outstanding	242,888,902

Employee stock options	4,812,417

Common shares held in a trust in connection with the Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan	806,457

Total	248,507,776

Sustainable Development

In 2020, the Company continued the process of incorporating health, safety and environmental sustainability into all aspects and stages of its business, from the corporate objectives and executive responsibility for 'maintaining high standards in sustainability', to exploration and acquisition activities, day-to-day operations and site closure. The formal integration of this process began in 2012 with the adoption of an integrated Health, Safety, Environment and Social Acceptability Policy (the "Sustainable Development Policy") that reflects the Company's commitment to responsible mining practices. This policy was updated in 2019 with enhanced commitments to the protection of human rights and a greater emphasis on risk management. The Company believes that the Sustainable Development Policy will lead to the achievement of more sustainable practices through oversight and accountability.

The Sustainable Development Policy operates through the development and implementation of a formal and integrated Health, Safety and Environmental Management System, termed the Risk Management and Monitoring System (the "RMMS"), across all divisions of the Company. The Partnership has committed to implementing a similar system at Canadian Malartic in the future. The aim of the RMMS is to promote a culture of accountability and leadership in managing health, safety, environmental and social acceptability matters. RMMS is supported by software widely used in the Canadian mining industry that is consistent with the ISO 14001 Environmental Management System and the Occupational Health and Safety Assessment Series 18001 Health and Safety Management System.

The RMMS incorporates the Company's commitments as a signatory to the Cyanide Code, a voluntary program that addresses the safe production, transport, storage, handling and disposal of cyanide. The Company became a signatory to the Cyanide Code in September 2011.

The RMMS also integrates the requirements of the Mining Association of Canada's industry leading Towards Sustainable Mining Initiative (the "TSM Initiative"), as well as the Global Reporting Initiative's ("GRI") sustainability reporting guidelines for the mining industry. The GRI sustainability reporting guidelines consist of principles for defining report content and ensuring the quality of reported information. In December 2010, the Company became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative helps mining companies evaluate the quality, comprehensiveness and robustness of their management systems under eight performance elements: crisis management; energy use and greenhouse gas emissions management; tailings management; biodiversity management; health and safety; indigenous and community relations; prevention of child and forced labour; and water stewardship.

The Company has adopted and implemented the World Gold Council's Conflict-Free Gold Standard. This implementation was initiated on January 1, 2013. In 2019, the Company committed to the application of the World Gold Council's Responsible Gold Mining Principles ("RGMP"). These commitments have also been integrated into the RMMS.

In 2017, the Company adopted the Voluntary Principles on Security and Human Rights ("VPSHR"), a set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights. An external audit of the Voluntary Principles was performed at La India mine in 2018 and the Pinos Altos mine in 2019. In 2021, the Company intends to complete integrated audits at all operations that will satisfy the audit requirements of RMMS, TSM, RGMP and VPSHR.

In 2018, the Company adopted an Indigenous Engagement Policy and a Diversity and Inclusion Policy and in 2019, a Diversity Advisory Council was established. An internal review was completed at each site to identify best practices as well as

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   37

any obstacles or barriers to the successful implementation of these policies. In 2020, renewed focus was placed on Diversity and Inclusion and an action plan was implemented.

The Company's Sustainable Development Policy is available on the Company's website at www.agnicoeagle.com. The Canadian Malartic mine's sustainable development report is available at its website, www.canadianmalartic.com.

Employee Health and Safety

In 2020, a combined lost-time and restricted work accident frequency rate (excluding the Canadian Malartic mine) of 1.02 was achieved, a slight increase from the 2019 rate of 0.98, but below the target rate of 1.05. Extensive health and safety training continued to be provided to employees during 2020. The Canadian Malartic mine's combined accident frequency rate in 2020 was 0.71, a decrease from the 2019 rate of 1.20 and below the target rate of 1.00.

Operations in 2020 were marked by the COVID-19 pandemic. From the outbreak of the pandemic, the Company implemented extraordinary measures with a constant focus on protecting the health and safety of its employees, protecting and supporting the communities in which it operates and protecting its operations. Throughout the year, the Company continually enhanced its safety protocols, maximized teleworking where possible and increased its testing capacity. By year end, five testing facilities were in place to support the Canadian operations and one testing facility, funded by the Company, was available to the Kittila operation as well as to the residents of Kittila municipality. In Mexico, the local teams provided resources to local health centres and hired additional doctors to help in the communities. Work continued at the end of 2020 to continue to fight the spread of COVID-19 in all our operating regions.

One of the measures implemented by the Company systematically across all operations and exploration properties to improve safety performance is the workplace safety card system. Developed by the Quebec Mining Association (the "AMQ"), the safety work card system guides workers and supervisors in using risk-based thinking in their duties. Workers and supervisors meet every day to discuss on-the-job health and safety matters. The safety card system also allows the Company's workers and supervisors to document daily inspections and record observations on conditions in the workplace, the nature of risks or issues and other relevant information. In addition, it improves efficiency and safety by facilitating the exchange and analysis of relevant information between shifts as well as with the various technical support services.

In 2020, the AMQ acknowledged the Company's strong performance in the area of health and safety, recognizing 50 of the Company's supervisors from the LaRonde, Goldex and Canadian Malartic mines for keeping their workers safe. The supervisors received AMQ security awards for between 50,000 and 450,000 hours supervised without a lost-time accident. Additionally, Goldex and Canadian Malartic were honoured with F.J. O'Connell awards for excellence in health and safety performance during the previous year.

In 2020, the National Mining Association of Mexico awarded the La India mine the Jorge Rangel Zamorano – Silver Helmet award as the safest mine in Mexico in the open pit category (500 employees) for the third year in a row.

Each of the Company's mining operations has its own Emergency Response Plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment. In 2014, the corporate crisis management plan was updated to align with industry best practices and the TSM Initiative requirements. Emergency response simulations are performed at all divisions on an annual basis. The TSM Initiative also contains a Health and Safety protocol which has been implemented at each of the Company's mining operations.

Community

The Company's goal, at each of its operations worldwide, is to hire as much of its workforce as possible, including management teams, directly from the region in which the operation is located. In 2020, the overall Company average for local hiring was 59%. The Company believes that providing employment is one of the most significant contributions it can make to the communities in which it operates.

The Company continued its efforts in community development agreements in Nunavut. In 2015, the Meadowbank IIBA was renewed and the Meliadine IIBA was signed. In 2018, the Amaruq IIBA was signed. In 2020, the Company continued its dialogue with First Nations around the Kirkland Lake project.

The Company has adopted a reconciliation action plan consistent with the call for action No. 92 of the Truth and Reconciliation Commission of Canada: Calls to Action, the first step of which was to give training on First Nations Matters to the Company's senior management, and which was completed in 2018. In 2020, the Company continued to make progress with this call to action by engaging in discussions with the First Nations communities in the regions of our mines and projects in Nunavut, Quebec and Ontario.

38   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

The Canadian Malartic mine continued its contribution to the Malartic economic development fund which was established prior to mine development to diversify the local economy throughout the mine life so that the town of Malartic is well equipped to face the eventual mine closure. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine. In 2020, a collaboration agreement was signed with the Abitibiwinni, Lac Simon, Long Point, and Kitcisakik Anishinabeg First Nations aimed at the sustainable development of these four First Nations and their increased participation in the mines activities and projects.

A Good Neighbour Guide was implemented at the LaRonde and Goldex mines in 2020.

The Company continues to support a number of community health and educational initiatives in the region surrounding the Pinos Altos and La India mines.

The COVID-19 pandemic impacted the communities surrounding our operations. In March, the Company decided to send our Nunavummiut employees home in order to comply with health guidelines issued by the Government of Nunavut and protect the communities by isolating the mines. In mid-year, the Good Deeds Brigade was established where our Nunavummiut employees could earn 100% of their base salary by volunteering at community based initiatives. At year-end the Company continued to pay 75% of the base salaries to these employees who remain at home and 100% to those volunteering in the Good Deeds Brigade.

In 2020, COVID-19 impacted northern Mexico more than any other region which the Company operates. The Company engaged additional doctors at our Pinos Altos and La India mines. In addition to these doctors, the Company provided health supplies to local health clinics, donated food and supplies to households in need and continued with community engagement work.

In Quebec and Finland, the Company made numerous donations in an effort to support distressed local businesses and individuals impacted by the pandemic. The Company supports a COVID-19 testing facility near its Kittila mine.

The Company's Code of Business Conduct and Ethics Policy is available on the Company's website at www.agnicoeagle.com.

Environmental

The Company's exploration activities and mining and processing operations are subject to the federal, state, provincial, territorial, regional and local environmental laws and regulations in the jurisdictions in which the Company's activities and facilities are located. These include requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance. Each mine is subject to environmental assessment and permitting processes during development and, in operation, has an environmental management system consistent with ISO 14001 as well as an internal audit program. The Company works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance.

The Company has reported greenhouse gas emissions and climate change risk factors annually to the Carbon Disclosure Project since 2007.

In 2020, the Company received two warning letters from Environment and Climate Change Canada in relation to total suspended solids non-compliances at Meliadine and Meadowbank and the Partnership received two non-compliance notices for nitrogen oxide emissions. The mine's team of on-site environmental experts continue to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continue to implement improvement measures.

The Company's total liability for reclamation and closure cost obligations at December 31, 2020 was estimated to be $667.1 million (including the Company's share of the Canadian Malartic reclamation costs). For more information please see note 11 to the Annual Financial Statements.

The Company's Environmental Policy is available on the Company's website at www.agnicoeagle.com.

Critical IFRS Accounting Policies and Accounting Estimates

The Company's annual consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Agnico Eagle's significant accounting policies including a summary of current and future changes in accounting policies are disclosed in Note 3 in the consolidated annual financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   39

The preparation of the annual consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates have a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Although the Company evaluates its accounting estimates on an ongoing basis using the most current information available, actual results may differ from these estimates. The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the year ended December 31, 2020 are disclosed in Note 4 to the annual consolidated financial statements.

Management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee which has reviewed the Company's disclosure in this MD&A.

Mineral Reserve Data

The scientific and technical information contained in this MD&A relating to Quebec operations has been approved by Daniel Paré, P.Eng., Vice-President Operations – Eastern Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Senior Vice-President, Operations – Canada and Europe; relating to Finland operations has been approved by Francis Brunet, Eng., Corporate Director, Business Strategy; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice-President, Operations – U.S.A. & Latin America; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, each of whom is a "Qualified Person" for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as the Odyssey project, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

The assumptions used for the mineral reserve estimates at all mines and projects reported in this MD&A (except the Hammond Reef project and Upper Beaver project) as at December 31, 2020 are $1,250 per ounce gold, $17.00 per ounce silver, $1.00 per pound zinc and $2.75 per pound copper. Mineral reserve estimates at the Hammond Reef project and Upper Beaver project are $1,350 per ounce gold and $1,200 per ounce gold, respectively. Foreign exchange rates assumptions of C$1.30 per US$1.00, €0.87 per US$1.00 and 18.00 Mexican pesos per US$1.00 were used for all mines and projects, except the Upper Beaver project, where an assumption of C$1.25 per US$1.00 was used.

40   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Proven and Probable Mineral Reserves by Property(i)(ii)	Tonnes	Gold Grade (Grams per Tonne)	Contained Gold (Ounces)(iii)

	(thousands)		(thousands)
Proven Mineral Reserves

LaRonde mine	4,338	5.11	712

LaRonde Zone 5 mine	5,155	2.09	346

Canadian Malartic mine (attributable 50.0%)	25,370	0.85	696

Goldex mine	942	2.45	74

Meadowbank mine	34	2.34	3

Amaruq satellite deposit (part of Meadowbank Complex)	950	2.06	63

Meliadine mine	1,468	6.89	325

Kittila mine	2,999	4.23	408

Pinos Altos mine	2,753	2.18	193

La India mine	89	0.35	1

Total Proven Mineral Reserves	44,098	1.99	2,821

Probable Mineral Reserves

LaRonde mine	10,828	6.53	2,272

LaRonde Zone 5 mine	6,601	2.08	442

Canadian Malartic mine (attributable 50.0%)	36,068	1.31	1,518

Goldex mine	21,179	1.53	1,040

Akasaba West project	5,413	0.85	147

Meadowbank mine	–	–	–

Amaruq satellite deposit (part of Meadowbank Complex)	22,236	3.95	2,825

Meliadine mine	19,801	5.81	3,700

Upper Beaver project	7,992	5.43	1,395

Hammond Reef project	123,473	0.84	3,323

Kittila mine	27,434	4.15	3,659

Pinos Altos mine	10,710	1.99	685

La India mine	11,939	0.66	255

Total Probable Mineral Reserves	303,675	2.18	21,261

Total Proven and Probable Mineral Reserves	347,773	2.15	24,082

Notes:

(i)
Amounts presented in this table have been rounded to the nearest thousand and therefore totals may differ slightly from the addition of the numbers.

(ii)
Complete information on the verification procedures, quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definitions of certain terms used herein may be found in: the AIF under the heading "Information on Mineral Reserves and Mineral Resources of the Company"; the Technical Report on the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq satellite deposit, Nunavut, Canada as at December 31, 2017 filed with Canadian securities regulatory authorities on SEDAR on March 22, 2018; the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as of December 31, 2008 filed with Canadian securities regulatory authorities on March 25, 2009; the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada dated February 11, 2015 filed with Canadian securities regulatory authorities on SEDAR on March 12, 2015; the Technical Report on the June 30, 2012 Update of the Mineral Resources and Mineral Reserves, La India Gold Project, Municipality of Sahuaripa, Sonora, Mexico dated August 31, 2012 filed with Canadian securities regulatory authorities on SEDAR on October 12, 2012; the Technical Report on Production of the M and E Zones at Goldex Mine dated October 14, 2012 filed with the Canadian securities regulatory authorities on SEDAR on November 1, 2012; the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property as at June 16, 2014 filed with Canadian securities regulatory authorities on SEDAR on August 13, 2014; and the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic property with an effective date of December 31, 2020 filed with the Canadian securities regulatory authorities on SEDAR on March 25, 2021.

(iii)
Total contained gold ounces does not include equivalent gold ounces for the by-product metals contained in the mineral reserves.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   41

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis) and operating margin, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the consolidated statements of income (loss) for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	2020	2019	2018

	(thousands of United States dollars)
Net income (loss) for the year	$511,607	$473,166	$(326,701)

Foreign currency translation loss	22,480	4,850	1,991

Realized and unrealized (gain) loss on derivative financial instruments	(107,873)	(17,124)	6,065

Impairment reversal	–	(345,821)	–

Impairment loss(i)	–	–	389,693

Environmental remediation	27,540	2,804	14,420

Other(ii)	19,754	(7,251)	(6,802)

Income and mining taxes adjustments(iii)	(21,940)	118,820	(6,791)

Adjusted net income for the year(iv)	$451,568	$229,444	$71,875

Net income (loss) per share – basic	$2.12	$2.00	$(1.40)

Net income (loss) per share – diluted	$2.10	$1.99	$(1.40)

Adjusted net income per share – basic	$1.87	$0.97	$0.31

Adjusted net income per share – diluted	$1.86	$0.96	$0.31

Notes:

(i)
The Company did not record a tax impact on the impairment loss as a result of the initial recognition exemption which does not require deferred tax to be recorded on goodwill or asset acquisitions.

(ii)
The Company includes certain adjustments in "Other" to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. Examples of items historically included in "Other" include gains and losses on the disposal of assets.

(iii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, income and mining taxes impact on normalized items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and reflective adjustments to prior period operating results.

(iv)
The Company did not adjust for the following items in its calculation of adjusted net income:

•
Stock-based compensation expense for the year ended December 31, 2020 of $15.9 million (2019 – $16.1 million; 2018 – $19.3 million), net of the portion capitalized as part of the property, plant and mine development.

•
Temporary suspension and other costs incurred in connection with the company's response to the COVID-19 pandemic for the year ended December 31, 2020 of $30.7 million. These costs represent recurring expenses incurred during the period of limited or no production activity due to the COVID-19 pandemic and include primarily payroll and other incidental costs associated with maintaining the mine sites and exploration properties and payroll costs associated with employees who were not working or who were working remotely during the period of suspended operations.

•
Direct and incremental costs incurred in connection with the company's response to the COVID-19 pandemic for the year ended December 31, 2020 of $7.2 million which are primarily related to cleaning and disinfection services, screening and on-site testing for COVID-19 and community support.

•
Interest on the Credit Facility for the year ended December 31, 2020 of $3.4 million, which was drawn down as a cautionary measure in the uncertain economic environment resulting from the COVID-19 pandemic.

42   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces and (iv) it is a method used by management and the Board to monitor operations.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with processing costs prepared in accordance with IFRS.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of income (loss) in accordance with IFRS.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   43

Total Production Costs by Mine

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018

(thousands of United States dollars)
LaRonde mine	$169,824	$215,012	$228,294

LaRonde Zone 5 mine	47,899	41,212	12,991

LaRonde Complex	217,723	256,224	241,285

Lapa mine	–	2,844	27,870

Goldex mine	82,654	82,533	78,533

Meadowbank Complex	284,976	180,848	211,147

Meliadine mine	245,700	142,932	–

Canadian Malartic mine(i)	195,312	208,178	199,761

Kittila mine	169,884	142,517	157,032

Pinos Altos mine	124,678	130,190	138,362

Creston Mascota mine	35,088	35,801	37,270

La India mine	68,137	65,638	69,095

Production costs per the consolidated statements of income (loss)	$1,424,152	$1,247,705	$1,160,355

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii) by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		288,239		343,154		343,686
Production costs	$169,824	$589	$215,012	$627	$228,294	$664

Inventory and other adjustments(iv)	15,590	54	11,595	33	(10,475)	(30)

Cash operating costs (co-product basis)	$185,414	$643	$226,607	$660	$217,819	$634

By-product metal revenues	(51,217)	(177)	(67,224)	(196)	(64,973)	(189)

Cash operating costs (by-product basis)	$134,197	$466	$159,383	$464	$152,846	$445

LaRonde Mine Per Tonne(iii)		Year Ended December 31, 2020				Year Ended December 31, 2019				Year Ended December 31, 2018

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				1,706				2,057				2,108
Production costs		$169,824		$100		$215,012		$105		$228,294		$108

Production costs (C$)	C$	226,605	C$	133	C$	285,423	C$	139	C$	293,094	C$	139

Inventory and other adjustments (C$)(v)		(9,693)		(6)		(27,629)		(14)		(41,568)		(20)

Minesite operating costs (C$)	C$	216,912	C$	127	C$	257,794	C$	125	C$	251,526	C$	119

44   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

LaRonde Zone 5 Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		61,674		59,830		18,620
Production costs	$47,899	$777	$41,212	$689	$12,991	$698

Inventory and other adjustments(iv)	(1,096)	(18)	2,169	36	656	35

Cash operating costs (co-product basis)	$46,803	$759	$43,381	$725	$13,647	$733

By-product metal revenues	(261)	(4)	(185)	(3)	(21)	(1)

Cash operating costs (by-product basis)	$46,542	$755	$43,196	$722	$13,626	$732

LaRonde Zone 5 Mine Per Tonne(iii)		Year Ended December 31, 2020				Year Ended December 31, 2019				Year Ended December 31, 2018

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				968				870				225
Production costs		$47,899		$49		$41,212		$47		$12,991		$58

Production costs (C$)	C$	63,944	C$	66	C$	54,644	C$	63	C$	17,028	C$	76

Inventory and other adjustments (C$)(v)		(854)		(1)		2,855		3		945		4

Minesite operating costs (C$)	C$	63,090	C$	65	C$	57,499	C$	66	C$	17,973	C$	80

LaRonde Complex Per Ounce of Gold Produced(ii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		349,913		402,984		362,306
Production costs	$217,723	$622	$256,224	$636	$241,285	$666

Inventory and other adjustments(iv)	14,494	42	13,764	34	(9,819)	(27)

Cash operating costs (co-product basis)	$232,217	$664	$269,988	$670	$231,466	$639

By-product metal revenues	(51,478)	(147)	(67,409)	(167)	(64,994)	(180)

Cash operating costs (by-product basis)	$180,739	$517	$202,579	$503	$166,472	$459

LaRonde Complex Per Tonne(iii)		Year Ended December 31, 2020				Year Ended December 31, 2019				Year Ended December 31, 2018

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,674				2,927				2,333
Production costs		$217,723		$81		$256,224		$88		$241,285		$103

Production costs (C$)	C$	290,549	C$	109	C$	340,067	C$	116	C$	310,122	C$	133

Inventory and other adjustments (C$)(v)		(10,547)		(4)		(24,774)		(8)		(40,623)		(17)

Minesite operating costs (C$)	C$	280,002	C$	105	C$	315,293	C$	108	C$	269,499	C$	116

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   45

Lapa Mine Per Ounce of Gold Produced(ii)(vi)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		–		–		34,026
Production costs	$–	$–	$2,844	$–	$27,870	$819

Inventory and other adjustments(iv)	–	–	(2,844)	–	1,843	54

Cash operating costs (co-product basis)	$–	$–	$–	$–	$29,713	$873

By-product metal revenues	–	–	–	–	(26)	(1)

Cash operating costs (by-product basis)	$–	$–	$–	$–	$29,687	$872

Lapa Mine Per Tonne(iii)		Year Ended December 31, 2020				Year Ended December 31, 2019				Year Ended December 31, 2018

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				–				–				311
Production costs		$–		$–		$2,844		$–		$27,870		$90

Production costs (C$)	C$	–	C$	–	C$	3,723	C$	–	C$	35,854	C$	115

Inventory and other adjustments (C$)(v)		–		–		(3,723)		–		2,369		8

Minesite operating costs (C$)	C$	–	C$	–	C$	–	C$	–	C$	38,223	C$	123

Goldex Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		127,540		140,884		121,167
Production costs	$82,654	$648	$82,533	$586	$78,533	$648

Inventory and other adjustments(iv)	(1,756)	(14)	(289)	(2)	(219)	(2)

Cash operating costs (co-product basis)	$80,898	$634	$82,244	$584	$78,314	$646

By-product metal revenues	(37)	–	(33)	–	(25)	–

Cash operating costs (by-product basis)	$80,861	$634	$82,211	$584	$78,289	$646

Goldex Mine Per Tonne(iii)		Year Ended December 31, 2020				Year Ended December 31, 2019				Year Ended December 31, 2018

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,655				2,785				2,625
Production costs		$82,654		$31		$82,533		$30		$78,533		$30

Production costs (C$)	C$	109,727	C$	41	C$	109,373	C$	39	C$	101,787	C$	39

Inventory and other adjustments (C$)(v)		(287)		–		(245)		–		44		–

Minesite operating costs (C$)	C$	109,440	C$	41	C$	109,128	C$	39	C$	101,831	C$	39

46   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Meadowbank Complex Per Ounce of Gold Produced(ii)(vii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		198,418		158,208		248,997
Production costs	$284,976	$1,436	$180,848	$1,143	$211,147	$848

Inventory and other adjustments(iv)	(5,028)	(25)	2,859	18	(5,769)	(23)

Cash operating costs (co-product basis)	$279,948	$1,411	$183,707	$1,161	$205,378	$825

By-product metal revenues	(1,342)	(7)	(1,391)	(9)	(2,685)	(11)

Cash operating costs (by-product basis)	$278,606	$1,404	$182,316	$1,152	$202,693	$814

Meadowbank Complex Per Tonne(iii)(viii)		Year Ended December 31, 2020				Year Ended December 31, 2019				Year Ended December 31, 2018

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				2,482				2,381				3,262
Production costs		$284,976		$115		$180,848		$76		$211,147		$65

Production costs (C$)	C$	382,592	C$	154	C$	240,014	C$	101	C$	272,140	C$	83

Inventory and other adjustments (C$)(v)		(14,407)		(6)		6,292		2		(4,477)		(1)

Minesite operating costs (C$)	C$	368,185	C$	148	C$	246,306	C$	103	C$	267,663	C$	82

Meliadine Mine Per Ounce of Gold Produced(ii)(ix)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		312,398		191,113		–
Production costs	$245,700	$786	$142,932	$748	$–	$–

Inventory and other adjustments(iv)	(3,353)	(10)	389	2	–	–

Cash operating costs (co-product basis)	$242,347	$776	$143,321	$750	$–	$–

By-product metal revenues	(527)	(2)	(286)	(2)	–	–

Cash operating costs (by-product basis)	$241,820	$774	$143,035	$748	$–	$–

Meliadine Mine Per Tonne(iii)(x)		Year Ended December 31, 2020				Year Ended December 31, 2019				Year Ended December 31, 2018

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				1,346				773				–
Production costs		$245,700		$183		$142,932		$185		$–		$–

Production costs (C$)	C$	329,036	C$	244	C$	188,680	C$	244	C$	–	C$	–

Inventory and other adjustments (C$)(v)		(5,458)		(4)		1,409		2		–		–

Minesite operating costs (C$)	C$	323,578	C$	240	C$	190,089	C$	246	C$	–	C$	–

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   47

Canadian Malartic Mine(i) Per Ounce of Gold Produced(ii)(xi)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		265,387		331,459		348,600
Production costs	$195,312	$736	$208,178	$628	$199,761	$573

Inventory and other adjustments(iv)	3,855	14	(723)	(2)	1,947	6

Cash operating costs (co-product basis)	$199,167	$750	$207,455	$626	$201,708	$579

By-product metal revenues	(7,198)	(27)	(6,711)	(20)	(6,806)	(20)

Cash operating costs (by-product basis)	$191,969	$723	$200,744	$606	$194,902	$559

Canadian Malartic Mine(i) Per Tonne(iii)(xii)		Year Ended December 31, 2020				Year Ended December 31, 2019				Year Ended December 31, 2018

		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)				9,669				10,391				10,242
Production costs		$195,312		$20		$208,178		$20		$199,761		$20

Production costs (C$)	C$	260,019	C$	27	C$	274,786	C$	26	C$	258,291	C$	25

Inventory and other adjustments (C$)(v)		(34)		–		(2,201)		–		2,972		–

Minesite operating costs (C$)	C$	259,985	C$	27	C$	272,585	C$	26	C$	261,263	C$	25

Kittila Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		208,125		186,101		188,979
Production costs	$169,884	$816	$142,517	$766	$157,032	$831

Inventory and other adjustments(iv)	(2,121)	(10)	(5,314)	(29)	4,374	23

Cash operating costs (co-product basis)	$167,763	$806	$137,203	$737	$161,406	$854

By-product metal revenues	(238)	(1)	(238)	(1)	(186)	(1)

Cash operating costs (by-product basis)	$167,525	$805	$136,965	$736	$161,220	$853

Kittila Mine Per Tonne(iii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore milled (thousands of tonnes)		1,702		1,591		1,827
Production costs	$169,884	$100	$142,517	$90	$157,032	$86

Production costs (€)	€147,993	€87	€127,355	€80	€133,817	€73

Inventory and other adjustments (€)(v)	(1,667)	(1)	(5,882)	(4)	2,545	2

Minesite operating costs (€)	€146,326	€86	€121,473	€76	€136,362	€75

48   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

Pinos Altos Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		114,798		155,124		181,057
Production costs	$124,678	$1,086	$130,190	$839	$138,362	$764

Inventory and other adjustments(iv)	(4,089)	(36)	4,229	28	(2,767)	(15)

Cash operating costs (co-product basis)	$120,589	$1,050	$134,419	$867	$135,595	$749

By-product metal revenues	(34,646)	(301)	(35,322)	(228)	(36,301)	(201)

Cash operating costs (by-product basis)	$85,943	$749	$99,097	$639	$99,294	$548

Pinos Altos Mine Per Tonne(iii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		1,796		2,007		2,218
Production costs	$124,678	$69	$130,190	$65	$138,362	$62

Inventory and other adjustments(v)	(6,737)	(3)	3,074	1	(3,061)	(1)

Minesite operating costs	$117,941	$66	$133,264	$66	$135,301	$61

Creston Mascota Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		38,599		48,380		40,180
Production costs	$35,088	$909	$35,801	$740	$37,270	$928

Inventory and other adjustments(iv)	(1,622)	(42)	678	14	1,326	33

Cash operating costs (co-product basis)	$33,466	$867	$36,479	$754	$38,596	$961

By-product metal revenues	(10,116)	(262)	(9,671)	(200)	(4,818)	(120)

Cash operating costs (by-product basis)	$23,350	$605	$26,808	$554	$33,778	$841

Creston Mascota Mine Per Tonne(iii)(xiii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		526		1,067		1,422
Production costs	$35,088	$67	$35,801	$34	$37,270	$26

Inventory and other adjustments(v)	(6,836)	(13)	(122)	(1)	853	1

Minesite operating costs	$28,252	$54	$35,679	$33	$38,123	$27

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   49

La India Mine Per Ounce of Gold Produced(ii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		84,974		82,190		101,357
Production costs	$68,137	$802	$65,638	$799	$69,095	$682

Inventory and other adjustments(iv)	141	1	4,166	50	3,084	30

Cash operating costs (co-product basis)	$68,278	$803	$69,804	$849	$72,179	$712

By-product metal revenues	(1,317)	(15)	(2,184)	(26)	(2,777)	(27)

Cash operating costs (by-product basis)	$66,961	$788	$67,620	$823	$69,402	$685

La India Mine Per Tonne(iii)	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018

	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Tonnes of ore processed (thousands of tonnes)		5,526		5,402		6,128
Production costs	$68,137	$12	$65,638	$12	$69,095	$11

Inventory and other adjustments(v)	(895)	–	2,591	1	2,109	1

Minesite operating costs	$67,242	$12	$68,229	$13	$71,204	$12

Notes:

(i)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)
This inventory and other adjustment reflects production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi)
The Lapa mine's cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 5 ounces of payable production of gold, which were credited to the Company as a result of final refining reconciliation following the cessation of mining and processing operations at the Lapa mine on December 31, 2018.

(vii)
The Meadowbank Complex's cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 10,995 ounces of payable production of gold which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020. The Meadowbank Complex's cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 35,281 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(viii)
The Meadowbank Complex's cost calculations per tonne for the year ended December 31, 2020 exclude 121,317 tonnes which were processed prior to the achievement of commercial production at the IVR deposit on December 31, 2020. The Meadowbank Complex's cost calculations per tonne for the year ended December 31, 2019 exclude 369,519 tonnes which were processed prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

50   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

(ix)
The Meliadine mine's cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 6,491 ounces of payable production of gold which were produced during this period as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. The Meliadine mine's cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 47,281 ounces of payable production of gold which were produced prior to the achievement of commercial production on May 14, 2019.

(x)
The Meliadine mine's cost calculations per tonne for the year ended December 31, 2020 exclude 49,504 tonnes which were processed during this period as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. The Meliadine mine's cost calculations per tonne for the year ended December 31, 2019 exclude 263,749 tonnes which were processed prior to the achievement of commercial production on May 14, 2019.

(xi)
The Canadian Malartic mine's cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 18,930 ounces of payable production of gold, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. The Canadian Malartic mine's cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 3,137 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(xii)
The Canadian Malartic mine's cost calculations per tonne for the year ended December 31, 2020 exclude 731,309 tonnes, which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. The Canadian Malartic mine's cost calculations per tonne for the year ended December 31, 2019 exclude 133,615 tonnes which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(xiii)
The Creston Mascota mine's cost calculation per tonne for the year ended December 31, 2020 exclude approximately $6.1 million of production costs incurred during the three months ended December 31, 2020 following the cessation of mining activities at the Bravo pit during the third quarter of 2020.

All-in Sustaining Costs per Ounce of Gold Produced

The WGC is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

All-in sustaining costs per ounce is used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues. The Company's methodology for calculating all-in sustaining costs per ounce may differ from the methodology used by other gold producers that disclose all-in sustaining costs per ounce. The Company may change the methodology it uses to calculate all-in sustaining costs per ounce in the future.

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   51

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Production costs per the consolidated statements of income (loss) (thousands of United States dollars)	$1,424,152	$1,247,705	$1,160,355

Adjusted gold production (ounces)(i)(ii)(iii)(iv)	1,700,152	1,696,443	1,626,669

Production costs per ounce of adjusted gold production	$838	$735	$713

Adjustments:

Inventory and other adjustments(v)	–	10	(3)

Total cash costs per ounce of gold produced (co-product basis)(vi)	$838	$745	$710

By-product metal revenues	(63)	(72)	(73)

Total cash costs per ounce of gold produced (by-product basis)(vi)	$775	$673	$637

Adjustments:

Sustaining capital expenditures (including capitalized exploration)	199	185	159

General and administrative expenses (including stock option expense)	68	71	77

Non-cash reclamation provision, sustaining leases and other	9	9	4

All-in sustaining costs per ounce of gold produced (by-product basis)	$1,051	$938	$877

By-product metal revenues	63	72	73

All-in sustaining costs per ounce of gold produced (co-product basis)	$1,114	$1,010	$950

Notes:

(i)
Adjusted gold production for the year ended December 31, 2019 excludes 5 ounces of payable production of gold at the Lapa mine which were credited to the Company as a result of final refining reconciliations following the cessation of mining and processing operations at the site on December 31, 2018.

(ii)
Adjusted gold production for the year ended December 31, 2020 excludes 10,995 ounces of payable production of gold at the Meadowbank Complex, which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020. Adjusted gold production for the year ended December 31, 2019 excludes 35,281 ounces of payable production of gold at the Meadowbank Complex, which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(iii)
Adjusted gold production for the year ended December 31, 2020 excludes 6,491 ounces of payable production of gold at the Meliadine mine, which were produced during this period as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. Adjusted gold production for the year ended December 31, 2019 excludes 47,281 ounces of payable production of gold at the Meliadine mine, which were produced prior to the achievement of commercial production on May 14, 2019.

(iv)
Adjusted gold production for the year ended December 31, 2020 excludes 18,930 ounces of payable production of gold at the Canadian Malartic mine, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. Adjusted gold production for the year ended December 31, 2019 excludes 3,137 ounces of payable production of gold at the Canadian Malartic mine, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

(v)
Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include primarily the addition of smelting, refining and marketing charges to production costs.

(vi)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Non-GAAP Financial Performance Measures – Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne" for more information on the Company's use of total cash cost per ounce of gold produced.

Operating Margin

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by excluding the following from net income (loss) as recorded in the consolidated financial statements:

  •
  Income and mining taxes expense

  •
  Other expenses (income)

  •
  Foreign currency translation loss (gain)

52   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

  •
  Impairment (reversal) loss

  •
  Environmental remediation

  •
  Loss (gain) on derivative financial instruments

  •
  Finance costs

  •
  General and administrative expenses

  •
  Amortization of property, plant and mine development

  •
  Exploration and corporate development expenses

The Company believes that operating margin is a useful measure that reflects the operating performance of its mines associated with the ongoing production and sale of gold and by-product metals. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with net income (loss) and other data prepared in accordance with IFRS.

The following tables set out the quarterly reconciliation of net income (loss) to operating margin for the years ended December 31, 2020 and December 31, 2019.

Quarterly Reconciliation of Net Income (Loss) to Operating Margin

	Three Months Ended

(thousands of United States dollars)	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	Total 2020

Net (loss) income for the period	$(21,565)	$105,301	$222,654	$205,217	$511,607

Income and mining taxes expense	44,896	12,250	110,035	88,777	255,958

Other expenses	3,805	23,813	9,087	11,529	48,234

Foreign currency translation loss	3,846	3,322	4,321	10,991	22,480

Environmental remediation	735	(78)	45	26,838	27,540

Loss (gain) on derivative financial instruments	42,602	(62,175)	(29,724)	(58,576)	(107,873)

Finance costs	27,762	25,000	21,439	20,933	95,134

General and administrative	30,543	25,546	26,291	33,908	116,288

Amortization of property, plant, and mine development	153,509	129,465	173,173	174,954	631,101

Exploration and corporate development	29,643	14,337	30,488	39,024	113,492

Operating margin	$315,776	$276,781	$567,809	$553,595	$1,713,961

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   53

	Three Months Ended

(thousands of United States dollars)	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	Total 2019

Net income for the period	$37,032	$27,772	$76,667	$331,695	$473,166

Income and mining taxes expense	15,489	15,048	62,789	172,250	265,576

Other expenses (income)	1,775	(4,922)	1,509	(11,531)	(13,169)

Foreign currency translation loss (gain)	2,206	4,131	(1,347)	(140)	4,850

Impairment reversal	–	–	–	(345,821)	(345,821)

Environmental remediation	93	(48)	40	2,719	2,804

(Gain) loss on derivative financial instruments	(9,816)	(2,858)	2,378	(6,828)	(17,124)

Finance costs	25,766	27,310	25,721	26,285	105,082

General and administrative	29,093	29,126	27,336	35,432	120,987

Amortization of property, plant, and mine development	128,242	124,203	143,293	150,319	546,057

Exploration and corporate development	25,450	27,352	28,227	23,750	104,779

Operating margin	$255,330	$247,114	$366,613	$378,130	$1,247,187

54   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended

	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	Total 2020

Operating margin(i):

Revenues from mining operations	$671,878	$557,175	$980,612	$928,448	$3,138,113

Production costs	356,102	280,394	412,803	374,853	1,424,152

Total operating margin(i)	315,776	276,781	567,809	553,595	1,713,961

Operating margin(i) by mine:

Northern Business

LaRonde mine	45,194	60,954	144,364	123,528	374,040

LaRonde Zone 5 mine	10,851	11,007	21,522	19,965	63,345

Goldex mine	35,160	22,840	36,350	50,177	144,527

Meadowbank Complex	3,813	(12,422)	46,032	44,344	81,767

Meliadine mine	57,226	49,207	109,313	107,617	323,363

Canadian Malartic mine(ii)	57,046	45,502	76,673	104,009	283,230

Kittila mine	41,910	59,089	62,807	38,442	202,248

Southern Business

Pinos Altos mine	28,057	14,585	37,063	39,900	119,605

Creston Mascota mine	17,591	11,231	9,279	4,573	42,674

La India mine	18,928	14,788	24,406	21,040	79,162

Total operating margin(i)	315,776	276,781	567,809	553,595	1,713,961

Amortization of property, plant and mine development	153,509	129,465	173,173	174,954	631,101

Exploration, corporate and other	138,936	29,765	61,947	84,647	315,295

Income before income and mining taxes	23,331	117,551	332,689	293,994	767,565

Income and mining taxes	44,896	12,250	110,035	88,777	255,958

Net (loss) income for the period	$(21,565)	$105,301	$222,654	$205,217	$511,607

Net (loss) income per share – basic	$(0.09)	$0.44	$0.92	$0.85	$2.12

Net (loss) income per share – diluted	$(0.09)	$0.43	$0.91	$0.84	$2.10

Cash flows:

Cash provided by operating activities	$163,358	$162,648	$462,538	$403,510	$1,192,054

Cash used in investing activities	$(178,166)	$(177,738)	$(205,893)	$(247,015)	$(808,812)

Cash provided by (used in) financing activities	$954,830	$(914,418)	$(268,802)	$(74,432)	$(302,822)

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   55

	Three Months Ended

	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	Total 2020

Realized prices:

Gold (per ounce)	$1,579	$1,726	$1,911	$1,876	$1,788

Silver (per ounce)	$15.74	$17.11	$25.35	$24.49	$20.44

Zinc (per tonne)	$2,217	$1,920	$2,303	$2,664	$2,377

Copper (per tonne)	$5,410	$5,074	$6,972	$7,298	$6,298

Payable production(iii):

Gold (ounces)

Northern Business

LaRonde mine	55,223	62,266	81,199	89,551	288,239

LaRonde Zone 5 mine	14,464	12,051	18,981	16,178	61,674

Goldex mine	33,883	23,142	31,008	39,507	127,540

Meadowbank Complex	49,341	16,417	74,921	68,734	209,413

Meliadine mine	69,975	59,375	96,757	92,782	318,889

Canadian Malartic mine(ii)	64,763	56,785	76,398	86,371	284,317

Kittila mine	49,297	60,623	53,149	45,056	208,125

Southern Business

Pinos Altos mine	33,310	13,880	30,937	36,671	114,798

Creston Mascota mine	18,184	9,646	6,567	4,202	38,599

La India mine	22,926	16,879	22,776	22,393	84,974

Total gold (ounces)	411,366	331,064	492,693	501,445	1,736,568

Silver (thousands of ounces)

Northern Business

LaRonde mine	160	125	174	213	672

LaRonde Zone 5 mine	3	2	2	5	12

Goldex mine	1	–	–	1	2

Meadowbank Complex	20	2	18	23	63

Meliadine mine	6	6	7	8	27

Canadian Malartic mine(ii)	97	82	81	88	348

Kittila mine	3	3	3	2	11

Southern Business

Pinos Altos mine	517	212	505	373	1,607

Creston Mascota mine	279	150	94	35	558

La India mine	20	17	14	14	65

Total silver (thousands of ounces)	1,106	599	898	762	3,365

Zinc (tonnes)	510	567	2,198	2,984	6,259

Copper (tonnes)	749	656	723	941	3,069

56   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three Months Ended

	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	Total 2020

Payable metal sold:

Gold (ounces)

Northern Business

LaRonde mine	38,273	56,283	105,457	81,979	281,992

LaRonde Zone 5 mine	14,258	11,712	17,835	18,169	61,974

Goldex mine	34,740	22,628	30,421	39,886	127,675

Meadowbank Complex	58,581	9,112	72,390	70,852	210,935

Meliadine mine	70,979	64,130	92,775	95,039	322,923

Canadian Malartic mine(ii)(iv)	64,900	47,384	75,568	79,946	267,798

Kittila mine	54,250	59,235	56,848	40,692	211,025

Southern Business

Pinos Altos mine	34,997	16,661	30,470	36,475	118,603

Creston Mascota mine	16,408	10,484	7,573	5,145	39,610

La India mine	23,497	17,385	20,958	20,163	82,003

Total gold (ounces)	410,883	315,014	510,295	488,346	1,724,538

Silver (thousands of ounces)

Northern Business

LaRonde mine	175	121	176	214	686

LaRonde Zone 5 mine	2	3	2	5	12

Goldex mine	–	1	–	1	2

Meadowbank Complex	22	2	9	32	65

Meliadine mine	8	5	4	9	26

Canadian Malartic mine(ii)(iv)	111	59	70	101	341

Kittila mine	3	2	4	2	11

Southern Business

Pinos Altos mine	560	258	489	391	1,698

Creston Mascota mine	263	164	101	46	574

La India mine	22	14	21	9	66

Total silver (thousands of ounces)	1,166	629	876	810	3,481

Zinc (tonnes)	1,658	175	1,570	1,607	5,010

Copper (tonnes)	754	628	739	941	3,062

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   57

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended

	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	Total 2019

Operating margin(i):

Revenues from mining operations	$532,223	$526,611	$682,959	$753,099	$2,494,892

Production costs	276,893	279,497	316,346	374,969	1,247,705

Total operating margin(i)	255,330	247,114	366,613	378,130	1,247,187

Operating margin(i) by mine:

Northern Business

LaRonde mine	65,202	66,902	93,223	111,865	337,192

LaRonde Zone 5 mine	5,079	8,882	12,238	12,954	39,153

Lapa mine	2,033	–	–	–	2,033

Goldex mine	24,964	25,126	33,197	31,200	114,487

Meadowbank Complex	19,030	9,244	9,227	3,303	40,804

Meliadine mine	–	15,033	50,323	61,970	127,326

Canadian Malartic mine(ii)	54,629	60,232	70,263	73,015	258,139

Kittila mine	25,239	8,205	44,696	39,666	117,806

Southern Business

Pinos Altos mine	34,099	27,281	30,003	28,004	119,387

Creston Mascota mine	11,115	14,863	12,203	4,041	42,222

La India mine	13,940	11,346	11,240	12,112	48,638

Total operating margin(i)	255,330	247,114	366,613	378,130	1,247,187

Gain on impairment reversal	–	–	–	(345,821)	(345,821)

Amortization of property, plant and mine development	128,242	124,203	143,293	150,319	546,057

Exploration, corporate and other	74,567	80,091	83,864	69,687	308,209

Income before income and mining taxes	52,521	42,820	139,456	503,945	738,742

Income and mining taxes	15,489	15,048	62,789	172,250	265,576

Net income for the period	$37,032	$27,772	$76,667	$331,695	$473,166

Net income per share – basic	$0.16	$0.12	$0.32	$1.39	$2.00

Net income per share – diluted	$0.16	$0.12	$0.32	$1.38	$1.99

Cash flows:

Cash provided by operating activities	$148,690	$126,301	$349,233	$257,468	$881,692

Cash used in investing activities	$(227,606)	$(233,238)	$(245,829)	$(167,211)	$(873,884)

Cash (used in) provided by financing activities	$(33,454)	$34,906	$37,249	$(28,091)	$10,610

58   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three Months Ended

	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	Total 2019

Realized prices:

Gold (per ounce)	$1,303	$1,318	$1,480	$1,489	$1,406

Silver (per ounce)	$15.65	$14.83	$17.46	$17.55	$16.38

Zinc (per tonne)	$2,673	$2,811	$2,415	$2,398	$2,607

Copper (per tonne)	$6,087	$6,036	$5,569	$5,948	$5,892

Payable production(iii):

Gold (ounces)

Northern Business

LaRonde mine	77,433	76,587	91,664	97,470	343,154

LaRonde Zone 5 mine	12,988	16,170	15,438	15,234	59,830

Lapa mine	5	–	–	–	5

Goldex mine	34,454	34,325	37,142	34,963	140,884

Meadowbank Complex	43,502	39,457	48,870	61,660	193,489

Meliadine mine	17,582	61,112	78,093	81,607	238,394

Canadian Malartic mine(ii)	83,670	84,311	81,573	85,042	334,596

Kittila mine	49,336	20,077	61,343	55,345	186,101

Southern Business

Pinos Altos mine	42,730	41,740	34,832	35,822	155,124

Creston Mascota mine	13,529	18,336	9,596	6,919	48,380

La India mine	22,988	20,200	18,386	20,616	82,190

Total gold (ounces)	398,217	412,315	476,937	494,678	1,782,147

Silver (thousands of ounces)

Northern Business

LaRonde mine	197	196	227	263	883

LaRonde Zone 5 mine	2	3	2	5	12

Lapa mine	1	–	–	–	1

Goldex mine	–	1	–	1	2

Meadowbank Complex	22	20	29	15	86

Meliadine mine	1	4	6	7	18

Canadian Malartic mine(ii)	111	94	102	114	421

Kittila mine	4	2	4	3	13

Southern Business

Pinos Altos mine	562	563	517	519	2,161

Creston Mascota mine	133	216	134	97	580

La India mine	46	33	27	27	133

Total silver (thousands of ounces)	1,079	1,132	1,048	1,051	4,310

Zinc (tonnes)	2,834	4,407	3,475	2,445	13,161

Copper (tonnes)	808	702	958	929	3,397

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   59

	Three Months Ended

	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	Total 2019

Payable metal sold:

Gold (ounces)

Northern Business

LaRonde mine	89,857	75,777	90,867	104,197	360,698

LaRonde Zone 5 mine	8,222	16,172	15,368	17,236	56,998

Lapa mine	3,777	–	–	–	3,777

Goldex mine	33,811	34,729	36,488	36,357	141,385

Meadowbank Complex	46,668	38,807	52,211	53,710	191,396

Meliadine mine	3,210	57,345	71,407	81,328	213,290

Canadian Malartic mine(ii)(iv)	74,846	79,800	77,595	83,215	315,456

Kittila mine	49,205	22,620	60,020	52,595	184,440

Southern Business

Pinos Altos mine	42,455	39,500	37,535	36,260	155,750

Creston Mascota mine	14,610	16,400	12,285	7,310	50,605

La India mine	24,309	20,620	17,385	19,225	81,539

Total gold (ounces)	390,970	401,770	471,161	491,433	1,755,334

Silver (thousands of ounces)

Northern Business

LaRonde mine	186	221	212	264	883

LaRonde Zone 5 mine	2	3	2	4	11

Lapa mine	2	–	–	–	2

Goldex mine	–	1	–	1	2

Meadowbank Complex	23	14	32	15	84

Meliadine mine	–	1	–	15	16

Canadian Malartic mine(ii)(iv)	94	104	83	105	386

Kittila mine	4	4	1	5	14

Southern Business

Pinos Altos mine	560	500	576	522	2,158

Creston Mascota mine	140	175	160	100	575

La India mine	54	34	26	26	140

Total silver (thousands of ounces)	1,065	1,057	1,092	1,057	4,271

Zinc (tonnes)	1,586	4,999	4,075	1,632	12,292

Copper (tonnes)	764	734	947	945	3,390

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd., in connection with the Company's acquisition of its 50% interest of the Canadian Malartic mine.

60   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

AGNICO EAGLE MINES LIMITED
THREE YEAR FINANCIAL AND OPERATING SUMMARY
(thousands of United States dollars, except where noted)

	2020	2019	2018

Revenues from mining operations	$3,138,113	$2,494,892	$2,191,221

Production costs	1,424,152	1,247,705	1,160,355

Operating margin(i)	1,713,961	1,247,187	1,030,866

Amortization of property, plant and mine development	631,101	546,057	553,933

Impairment (reversal) loss	–	(345,821)	389,693

Exploration, corporate and other	315,295	308,209	346,292

Income (loss) before income and mining taxes	767,565	738,742	(259,052)

Income and mining taxes	255,958	265,576	67,649

Net income (loss) for the year	$511,607	$473,166	$(326,701)

Net income (loss) per share – basic	$2.12	$2.00	$(1.40)

Net income (loss) per share – diluted	$2.10	$1.99	$(1.40)

Operating cash flow	$1,192,054	$881,692	$605,650

Investing cash flow	$(808,812)	$(873,884)	$(1,204,368)

Financing cash flow	$(302,822)	$10,610	$274,099

Dividends declared per share	$0.95	$0.55	$0.44

Capital expenditures per Consolidated Statements of Cash Flows	$759,342	$882,664	$1,089,100

Average gold price per ounce realized	$1,788	$1,406	$1,266

Average silver price per ounce realized	$20.44	$16.38	$15.51

Average zinc price per tonne realized	$2,377	$2,607	$3,034

Average copper price per tonne realized	$6,298	$5,892	$6,543

Weighted average number of common shares outstanding – basic (thousands)	241,508	236,934	233,251

Total assets	$9,614,755	$8,789,885	$7,852,843

Long-term debt	$1,565,241	$1,364,108	$1,721,308

Shareholders' equity	$5,683,213	$5,111,514	$4,550,012

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   61

		2020		2019		2018

Operating Summary

LaRonde mine

Revenues from mining operations		$543,864		$552,204		$516,673

Production costs		169,824		215,012		228,294

Operating margin(i)		$374,040		$337,192		$288,379

Amortization of property, plant and mine development		74,913		83,688		94,406

Gross profit		$299,127		$253,504		$193,973

Tonnes of ore milled		1,706,446		2,057,187		2,108,068

Gold – grams per tonne		5.53		5.46		5.32

Gold production – ounces		288,239		343,154		343,686

Silver production – thousands of ounces		672		883		1,040

Zinc production – tonnes		6,259		13,161		7,864

Copper production – tonnes		3,069		3,397		4,193

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$589		$627		$664

Adjustments:

Inventory and other adjustments(ii)		54		33		(30)

Total cash costs per ounce of gold produced – co-product basis(iii)		$643		$660		$634

By-product metal revenues		(177)		(196)		(189)

Total cash costs per ounce of gold produced – by-product basis(iii)		$466		$464		$445

Minesite costs per tonne(iv)	C$	127	C$	125	C$	119

LaRonde Zone 5 mine

Revenues from mining operations		$111,244		$80,365		$21,327

Production costs		47,899		41,212		12,991

Operating margin(i)		$63,345		$39,153		$8,336

Amortization of property, plant and mine development		8,240		6,818		1,658

Gross profit		$55,105		$32,335		$6,678

Tonnes of ore milled		967,990		869,568		224,643

Gold – grams per tonne		2.10		2.27		2.76

Gold production – ounces		61,674		59,830		18,620

Silver production – thousands of ounces		12		12		2

62   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

		2020		2019		2018

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$777		$689		$698

Adjustments:

Inventory and other adjustments(ii)		(18)		36		35

Total cash costs per ounce of gold produced – co-product basis(iii)		$759		$725		$733

By-product metal revenues		(4)		(3)		(1)

Total cash costs per ounce of gold produced – by-product basis(iii)		$755		$722		$732

Minesite costs per tonne(iv)	C$	65	C$	66	C$	80

LaRonde Complex

Revenues from mining operations		$655,108		$632,569		$538,000

Production costs		217,723		256,224		241,285

Operating margin(i)		$437,385		$376,345		$296,715

Amortization of property, plant and mine development		83,153		90,506		96,064

Gross profit		$354,232		$285,839		$200,651

Tonnes of ore milled		2,674,436		2,926,755		2,332,711

Gold – grams per tonne		4.29		4.51		5.07

Gold production – ounces		349,913		402,984		362,306

Silver production – thousands of ounces		684		895		1,042

Zinc production – tonnes		6,259		13,161		7,864

Copper production – tonnes		3,069		3,397		4,193

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$622		$636		$666

Adjustments:

Inventory and other adjustments(ii)		42		34		(27)

Total cash costs per ounce of gold produced – co-product basis(iii)		$664		$670		$639

By-product metal revenues		(147)		(167)		(180)

Total cash costs per ounce of gold produced – by-product basis(iii)		$517		$503		$459

Minesite costs per tonne(iv)	C$	105	C$	108	C$	116

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   63

		2020		2019		2018

Lapa mine

Revenues from mining operations		$–		$4,877		$39,797

Production costs		–		2,844		27,870

Operating margin(i)		$–		$2,033		$11,927

Amortization of property, plant and mine development		–		30		268

Gross profit		$–		$2,003		$11,659

Tonnes of ore milled		–		–		311,013

Gold – grams per tonne		–		–		4.24

Gold production – ounces		–		5		34,026

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$–		$–		$819

Adjustments:

Inventory and other adjustments(ii)		–		–		54

Total cash costs per ounce of gold produced – co-product basis(iii)(v)		$–		$–		$873

By-product metal revenues		–		–		(1)

Total cash costs per ounce of gold produced – by-product basis(iii)(v)		$–		$–		$872

Minesite costs per tonne(iv)	C$	–	C$	–	C$	123

Goldex mine

Revenues from mining operations		$227,181		$197,020		$152,426

Production costs		82,654		82,533		78,533

Operating margin(i)		$144,527		$114,487		$73,893

Amortization of property, plant and mine development		36,116		43,452		37,390

Gross profit		$108,411		$71,035		$36,503

Tonnes of ore milled		2,654,677		2,784,524		2,624,682

Gold – grams per tonne		1.64		1.71		1.54

Gold production – ounces		127,540		140,884		121,167

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$648		$586		$648

Adjustments:

Inventory and other adjustments(ii)		(14)		(2)		(2)

Total cash costs per ounce of gold produced – co-product basis(iii)		$634		$584		$646

By-product metal revenues		–		–		–

Total cash costs per ounce of gold produced – by-product basis(iii)		$634		$584		$646

Minesite costs per tonne(iv)	C$	41	C$	39	C$	39

64   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

		2020		2019		2018

Meadowbank Complex

Revenues from mining operations		$366,743		$221,652		$323,142

Production costs		284,976		180,848		211,147

Operating margin(i)		$81,767		$40,804		$111,995

Amortization of property, plant and mine development		70,015		64,285		83,361

Gross profit		$11,752		$(23,481)		$28,634

Tonnes of ore milled		2,602,827		2,750,306		3,262,040

Gold – grams per tonne		2.72		2.35		2.56

Gold production – ounces		209,413		193,489		248,997

Silver production – thousands of ounces		63		86		171

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$1,436		$1,143		$848

Adjustments:

Inventory and other adjustments(ii)		(25)		18		(23)

Total cash costs per ounce of gold produced – co-product basis(iii)(vi)		$1,411		$1,161		$825

By-product metal revenues		(7)		(9)		(11)

Total cash costs per ounce of gold produced – by-product basis(iii)(vi)		$1,404		$1,152		$814

Minesite costs per tonne(iv)(vii)	C$	148	C$	103	C$	82

Meliadine mine

Revenues from mining operations		$569,063		$270,258		$–

Production costs		245,700		142,932		–

Operating margin(i)		$323,363		$127,326		$–

Amortization of property, plant and mine development		108,958		48,901		–

Gross profit		$214,405		$78,425		$–

Tonnes of ore milled		1,395,298		1,036,746		–

Gold – grams per tonne		7.35		7.60		–

Gold production – ounces		318,889		238,394		–

Silver production – thousands of ounces		27		18		–

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   65

		2020		2019		2018

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$786		$748		$–

Adjustments:

Inventory and other adjustments(ii)		(10)		2		–

Total cash costs per ounce of gold produced – co-product basis(iii)(viii)		$776		$750		$–

By-product metal revenues		(2)		(2)		–

Total cash costs per ounce of gold produced – by-product basis(iii)(viii)		$774		$748		$–

Minesite costs per tonne(iv)(ix)	C$	240	C$	246	C$	–

Canadian Malartic mine (x)

Revenues from mining operations		$478,542		$466,317		$448,526

Production costs		195,312		208,178		199,761

Operating margin(i)		$283,230		$258,139		$248,765

Amortization of property, plant and mine development		132,531		119,822		126,422

Gross profit		$150,699		$138,317		$122,343

Tonnes of ore milled		10,399,883		10,524,531		10,241,870

Gold – grams per tonne		0.97		1.11		1.20

Gold production – ounces		284,317		334,596		348,600

Silver production – thousands of ounces		348		421		437

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs		$736		$628		$573

Adjustments:

Inventory and other adjustments(ii)		14		(2)		6

Total cash costs per ounce of gold produced – co-product basis(iii)(xi)		$750		$626		$579

By-product metal revenues		(27)		(20)		(20)

Total cash costs per ounce of gold produced – by-product basis(iii)(xi)		$723		$606		$559

Minesite costs per tonne(iv)(xii)	C$	27	C$	26	C$	25

Kittila mine

Revenues from mining operations		$372,132		$260,323		$237,284

Production costs		169,884		142,517		157,032

Operating margin(i)		$202,248		$117,806		$80,252

Amortization of property, plant and mine development		70,530		56,085		71,732

Gross profit		$131,718		$61,721		$8,520

66   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

	2020	2019	2018

Tonnes of ore milled	1,701,511	1,590,902	1,827,335

Gold – grams per tonne	4.38	4.15	3.80

Gold production – ounces	208,125	186,101	188,979

Silver production – thousands of ounces	11	13	13

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$816	$766	$831

Adjustments:

Inventory and other adjustments(ii)	(10)	(29)	23

Total cash costs per ounce of gold produced – co-product basis(iii)	$806	$737	$854

By-product metal revenues	(1)	(1)	(1)

Total cash costs per ounce of gold produced – by-product basis(iii)	$805	$736	$853

Minesite costs per tonne(iv)	€86	€76	€75

Pinos Altos mine

Revenues from mining operations	$244,283	$249,577	$270,855

Production costs	124,678	130,190	138,362

Operating margin(i)	$119,605	$119,387	$132,493

Amortization of property, plant and mine development	65,401	58,302	70,203

Gross profit	$54,204	$61,085	$62,290

Tonnes of ore processed	1,796,317	2,006,652	2,217,979

Gold – grams per tonne processed at the mill	2.25	2.65	2.96

Gold production – ounces	114,798	155,124	181,057

Silver production – thousands of ounces	1,607	2,161	2,368

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$1,086	$839	$764

Adjustments:

Inventory and other adjustments(ii)	(36)	28	(15)

Total cash costs per ounce of gold produced – co-product basis(iii)	$1,050	$867	$749

By-product metal revenues	(301)	(228)	(201)

Total cash costs per ounce of gold produced – by-product basis(iii)	$749	$639	$548

Minesite costs per tonne(iv)	$66	$66	$61

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   67

	2020	2019	2018

Creston Mascota mine

Revenues from mining operations	$77,762	$78,023	$54,673

Production costs	35,088	35,801	37,270

Operating margin(i)	$42,674	$42,222	$17,403

Amortization of property, plant and mine development	14,577	18,538	18,465

Gross profit	$28,097	$23,684	$(1,062)

Tonnes of ore processed	525,650	1,066,907	1,422,411

Gold – grams per tonne	2.00	1.87	1.03

Gold production – ounces	38,599	48,380	40,180

Silver production – thousands of ounces	558	580	310

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$909	$740	$928

Adjustments:

Inventory and other adjustments(ii)	(42)	14	33

Total cash costs per ounce of gold produced – co-product basis(iii)	$867	$754	$961

By-product metal revenues	(262)	(200)	(120)

Total cash costs per ounce of gold produced – by-product basis(iii)	$605	$554	$841

Minesite costs per tonne(iv)(xiii)	$54	$33	$27

La India mine

Revenues from mining operations	$147,299	$114,276	$126,518

Production costs	68,137	65,638	69,095

Operating margin(i)	$79,162	$48,638	$57,423

Amortization of property, plant and mine development	44,671	40,591	48,329

Gross profit	$34,491	$8,047	$9,094

Tonnes of ore processed	5,525,514	5,402,415	6,127,526

Gold – grams per tonne	0.67	0.68	0.72

Gold production – ounces	84,974	82,190	101,357

Silver production – thousands of ounces	65	133	180

68   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

	2020	2019	2018

Total cash costs per ounce of gold produced ($ per ounce basis):

Production costs	$802	$799	$682

Adjustments:

Inventory and other adjustments(ii)	1	50	30

Total cash costs per ounce of gold produced – co-product basis(iii)	$803	$849	$712

By-product metal revenues	(15)	(26)	(27)

Total cash costs per ounce of gold produced – by-product basis(iii)	$788	$823	$685

Minesite costs per tonne(iv)	$12	$13	$12

Notes:

(i)	Operating margin is calculated as revenues from mining operations less production costs.
(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.
(iii)	The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.
(iv)	Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.
(v)	The Lapa mine's cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 5 ounces of payable production of gold, which were credited to the Company as a result of final refining reconciliation following the cessation of mining and processing operations at the site.
(vi)	The Meadowbank Complex's cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 10,995 ounces of payable production of gold which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020. The Meadowbank Complex's cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 35,281 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.
(vii)	The Meadowbank Complex's cost calculations per tonne for the year ended December 31, 2020 exclude 121,317 tonnes which were processed prior to the achievement of commercial production at the IVR deposit on December 31, 2020. The Meadowbank Complex's cost calculations per tonne for the year ended December 31, 2019 exclude 369,519 tonnes which were processed prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.
(viii)	The Meliadine mine's cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 6,491 ounces of payable production of gold which were produced during this period as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. The Meliadine mine's cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 47,281 ounces of payable production of gold which were produced prior to the achievement of commercial production on May 14, 2019.
(ix)	The Meliadine mine's cost calculations per tonne for the year ended December 31, 2020 exclude 49,504 tonnes which were processed during this period as commercial production at the Tiriganiaq open pit deposit has not yet been achieved. The Meliadine mine's cost calculations per tonne for the year ended December 31, 2019 exclude 263,749 tonnes which were processed prior to the achievement of commercial production on May 14, 2019.
(x)	The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.
(xi)	The Canadian Malartic mine's cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 18,930 ounces of payable production of gold, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. The Canadian Malartic mine's cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 3,137 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS AGNICO EAGLE   69

(xii)	The Canadian Malartic mine's cost calculations per tonne for the year ended December 31, 2020 exclude 731,309 tonnes, which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020. The Canadian Malartic mine's cost calculations per tonne for the year ended December 31, 2019 exclude 133,615 tonnes which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(xiii)	The Creston Mascota mine's cost calculation per tonne for the year ended December 31, 2020 exclude approximately $6.1 million of production costs incurred during the three months ended December 31, 2020 following the cessation of mining activities at the Bravo pit during the third quarter of 2020.

70   AGNICO EAGLE MANAGEMENT'S DISCUSSION AND ANALYSIS

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